CERTAIN SECTIONS FROM:

IAMGOLD CORPORATION

and

WHEATON RIVER MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

of

SHAREHOLDERS

of

IAMGOLD CORPORATION

and

NOTICE OF ANNUAL AND SPECIAL MEETING

of

SHAREHOLDERS

of

WHEATON RIVER MINERALS LTD.

and

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF IAMGOLD CORPORATION AND
WHEATON RIVER MINERALS LTD.

April 30, 2004

GENERAL PROXY INFORMATION

Solicitation of Proxies

     The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at:

(i)	the IAMGold Meeting to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time), for the purposes set out in the accompanying IAMGold Notice of Meeting; and

(ii)	the Wheaton Meeting to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time), for the purposes set out in the accompanying Wheaton Notice of Meeting.

     It is expected that the solicitation of proxies for each of the Meetings will be made primarily by mail; however, directors, officers and employees of IAMGold or Wheaton may also solicit proxies by telephone, telecopier or in person in respect of the applicable Meeting. The solicitation of proxies for the Meetings is being made by or on behalf of the management of IAMGold and Wheaton, respectively, and IAMGold and Wheaton will bear their respective costs in respect of the solicitation of proxies for the Meetings. In addition, IAMGold and Wheaton will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of IAMGold Shares and Wheaton Shares, respectively.

     In connection with the solicitation of proxies, IAMGold and Wheaton have retained Kingsdale Shareholder Services Inc. to solicit proxies from the IAMGold Shareholders and the Wheaton Shareholders, respectively, at an agreed cost of Cdn$65,000 for IAMGold and Cdn$75,000 for Wheaton, subject to the completion of the Arrangement.

Voting by Proxies

     Enclosed with this Circular being sent to IAMGold Shareholders is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of IAMGold. An IAMGold Shareholder may appoint a person (who need not be an IAMGold Shareholder) other than the persons already named in the enclosed form of proxy to represent such IAMGold Shareholder at the IAMGold Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by the Secretary of IAMGold, c/o Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4, no later than noon (Toronto time) on June 4, 2004 or, in the event of an adjournment or postponement of the IAMGold Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed IAMGold Meeting.

     Enclosed with this Circular being sent to Wheaton Shareholders is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of Wheaton. A Wheaton Shareholder may appoint a person (who need not be a Wheaton Shareholder) other than the persons already named in the enclosed form of proxy to represent such Wheaton Shareholder at the Wheaton Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by the Secretary of Wheaton, c/o CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, no later than 11:00 a.m. (Toronto time) on June 4, 2004 or, in the event of an adjournment or postponement of the Wheaton Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Wheaton Meeting.

     In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of IAMGold or Wheaton, as the case may be. Additional execution instructions are set out in the notes to the respective forms of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

     The management representatives designated in the enclosed form of proxy will vote the shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the IAMGold representatives named in such form of proxy in favour of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution and will be voted by such representatives on all other matters which may come before the IAMGold Meeting in their discretion. In addition, in the absence of such direction, such shares will be voted by the Wheaton representatives named in such form of proxy in favour of the Arrangement Resolution and will be voted by such representatives on all other matters which may come before the Wheaton Meeting in their discretion.

     The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the IAMGold Notice of Meeting and the Wheaton Notice of Meeting, as the case may be, and with respect to other matters which may properly come before the applicable Meeting. At the date of this Circular, neither IAMGold nor Wheaton management knows of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to IAMGold or Wheaton management should properly come before the applicable Meeting, the persons named in the enclosed form of proxy will be authorized to vote the shares represented thereby in their discretion.

Non-Registered Holders

     Only registered shareholders of IAMGold or Wheaton, or the persons they appoint as their proxies, are entitled to attend and vote at the Meetings. However, in many cases, IAMGold Shares or Wheaton Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

     In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, both IAMGold and Wheaton have distributed copies of their respective Notice of Meeting, this Circular and their respective forms of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with, as the case may be, the Secretary of IAMGold, c/o Computershare, 8th Floor, 100 University

Avenue, Toronto, Ontario M1B 2Y4 with respect to the IAMGold Shares, or to the Secretary of Wheaton, c/o CIBC Mellon, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 with respect to the Wheaton Shares.

     In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the applicable Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

     A registered shareholder of IAMGold or Wheaton who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of IAMGold (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) or the registered office of Wheaton (c/o Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2), as the case may be, at any time up to and including the last business day preceding the day of the Meetings, or (ii) with the Chairman of the applicable Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

Wheaton

     The Wheaton Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time) as set forth in the Wheaton Notice of Meeting.

Record Date and Shares Entitled to Vote

Wheaton

     At the close of business on the Record Date there were 568,210,638 Wheaton Shares outstanding. Wheaton Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Wheaton Meeting. Wheaton Shareholders of record at the close of business on the Record Date are entitled to vote at the Wheaton Meeting, except to the extent that a Wheaton Shareholder has transferred Wheaton Shares after the Record Date and the transferee of such Wheaton Shares produces a properly endorsed certificate for such Wheaton Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Wheaton Meeting, that the transferee’s name be included in the list of Wheaton Shareholders entitled to vote at the Wheaton Meeting, in which case the transferee will be entitled to vote such Wheaton Shares at the Wheaton Meeting.

Matters to be Considered

Wheaton

     At the Wheaton Meeting, the Wheaton Shareholders will be asked to consider and vote upon: (i) the election of directors of Wheaton for the ensuing year; (ii) the appointment of auditors of Wheaton for the ensuing year and the authorization of the directors to fix their remuneration; (iii) pursuant to the Interim Order, the Arrangement Resolution; and (iv) such other matters as may properly come before the Wheaton Meeting.

     The Wheaton Board of Directors unanimously recommends that Wheaton Shareholders vote IN FAVOUR of the Arrangement Resolution at the Wheaton Meeting. See “The Combination — Recommendation of the Wheaton Board of Directors”.

     It is a mutual condition of the completion of the Arrangement that the Arrangement Resolution be approved by the Wheaton Shareholders at the Wheaton Meeting.

Principal Shareholders

Wheaton

     As at the Record Date, to the knowledge of the directors and officers of Wheaton, no person or company beneficially owned, directly or indirectly, more than 10% of the votes attached to all of the Wheaton Shares then outstanding and the only person or company that exercised control or direction over, more than 10% of the votes attached to all of the Wheaton Shares then outstanding was as follows:

		Percentage of
	Number of	Outstanding
Name	Wheaton Shares	Wheaton Shares
Fidelity fund and trust accounts(1)	72,950,910 (2)	12.8%

(1)	Comprised of Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

(2)	This number has been obtained from an early warning report filed on behalf of the Fidelity fund and trust accounts dated January 5, 2004 and has not been verified by Wheaton. This report indicates that this number includes Wheaton Shares underlying Wheaton Warrants.

Quorum and Votes Required for Certain Matters

Wheaton

     The presence, in person or represented by proxy, of the holders of 33 1/3% of the Wheaton Shares entitled to vote thereat will constitute a quorum for the Wheaton Meeting.

     Pursuant to the Interim Order, the Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by the Wheaton Shareholders who vote in respect thereof, in person or by proxy, at the Wheaton Meeting.

Interests of Certain Persons in the Combination

     In considering the recommendations of the IAMGold Board of Directors and the Wheaton Board of Directors to vote in favour of the matters discussed in this Circular, shareholders of IAMGold and Wheaton should be aware that some of the directors and executive officers of IAMGold and Wheaton have interests in the Combination that are different from, or in addition to, the interests of shareholders of IAMGold and Wheaton generally.

Wheaton

     Wheaton has entered into employment agreements (collectively, the “Wheaton Employment Agreements”) with Ian W. Telfer as Chief Executive Officer, Peter Barnes as Executive Vice President, Eduardo Luna as Executive Vice President, and Russell Barwick as Executive Vice President.

     The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years’ salary in the case of Messrs. Telfer, Luna and Barwick and two years’ salary in the case of Mr. Barnes to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. The Arrangement will constitute a change of control of Wheaton under the terms of the Wheaton Employment Agreements.

     In the event that any of Messrs. Telfer, Luna, Barwick or Barnes elect to terminate their respective employment within 120 days following the Effective Date, and calculated based on their respective current annual base salaries, they will be entitled to receive a lump sum cash payment of approximately Cdn$1,800,000, $1,200,000, Australian $1,620,000 and Cdn$550,000, respectively.

     In connection with the Arrangement, Wheaton engaged Endeavour Financial to provide financial advisory services to Wheaton and Wheaton has agreed to pay a fee of $5,000,000 to Endeavour Financial upon completion of the Arrangement. Frank Giustra, a director of Wheaton, is Chairman of Endeavour Financial and Neil Woodyer, a director of Wheaton, is Managing Director of Endeavour Financial.

     Directors and executive officers of Wheaton collectively currently hold approximately 397,500 Wheaton Warrants and 16,081,666 Wheaton Options which, following completion of the Combination, will entitle the holders thereof to acquire approximately 218,625 IAMGold Shares and approximately 8,844,916 IAMGold Shares, respectively.

     Upon completion of the Combination, all of the current directors of Wheaton will be appointed as directors of the combined company (provided that the Amendment Resolution is passed at the IAMGold Meeting) and the current senior officers of Wheaton will be appointed as officers of the combined company and such persons will be entitled to participate in the IAMGold Share Incentive Plan.

     The directors and executive officers of Wheaton do not own any shares of IAMGold.

ANNUAL BUSINESS TO BE CONSIDERED BY WHEATON SHAREHOLDERS

Election of Directors

     Wheaton Shareholders will be asked to elect eight directors for the ensuing year. In the event that the Combination is completed, such directors will only serve as directors of Wheaton until the Effective Time and will, assuming completion of the Combination, thereafter become directors of Axiom Gold. Each director so elected will hold office until the earlier of the Effective Time and the close of the next annual meeting of the Wheaton Shareholders following his election or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of Wheaton, unless the Wheaton Shareholder who has given such proxy has directed that the Wheaton Shares represented by such proxy be withheld from voting in respect of the election of directors of Wheaton. Management of Wheaton does not contemplate that any of the nominees will be unable to serve as a director of Wheaton for the ensuing year; however, if that should occur for any reason at or prior to the Wheaton Meeting or any adjournment thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

     The following table sets forth the name, municipality of residence and principal occupation or employment of, year they first became a director of Wheaton and number of Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by, each current Wheaton director who is nominated for election as a director of Wheaton. Information as to the number of Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of Wheaton is in each case based upon information furnished by the respective nominee and is as at April 28, 2004.

			Number of Wheaton
			Shares Beneficially
			Owned, Directly or
			Indirectly, or Over
			Which Control or
			Direction is
Name and Municipality of Residence	Position with Wheaton	Principal Occupation	Exercised
IAN W. TELFER(4) West Vancouver, British Columbia	Chairman, Chief Executive Officer and a Director since 2001	Chairman and Chief Executive Officer of Wheaton	340,000	(5)
LARRY BELL (1)(3) West Vancouver, British Columbia	Director since 2003	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Nil	(6)
FRANK GIUSTRA (3) West Vancouver, British Columbia	Director since 2001	Chairman of Endeavour Financial Corporation	3,063,800	(7)(8)
DOUGLAS HOLTBY(1)(2) West Vancouver, British Columbia	Director since 2003	President and Chief Executive Officer of Arbutus Road Investments Inc.	250,000	(9)
EDUARDO LUNA (4) Mexico City, Mexico	Executive Vice President and a Director since 2002	Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., a subsidiary of Wheaton	6,700	(10)

			Number of Wheaton
			Shares Beneficially
			Owned, Directly or
			Indirectly, or Over
			Which Control or
			Direction is
Name and Municipality of Residence	Position with Wheaton	Principal Occupation	Exercised
ANTONIO MADERO (2) Mexico City, Mexico	Director since 2002	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	Nil	(11)
IAN J. MCDONALD (1)(3)(4) Toronto, Ontario	Director since 1990	Chairman of Glencairn Gold Corporation	253,205	(12)(13)
NEIL WOODYER(2) London, England	Director since 2001	Managing Director of Endeavour Financial Corporation	Nil	(8)(14)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Safety Committee.

(5)	Mr. Telfer also owns 35,000 Wheaton Warrants and 7,000,000 Wheaton Options.

(6)	Mr. Bell owns 500,000 Wheaton Options.

(7)	Mr. Giustra also owns 300,000 Wheaton Warrants and 1,350,000 Wheaton Options.

(8)	Endeavour Mining Capital Corporation, a company managed by Endeavour Financial Corporation, owns 4,400,000 Wheaton Shares and 1,462,500 Wheaton Warrants. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(9)	Mr. Holtby also owns 50,000 Wheaton Warrants and 550,000 Wheaton Options.

(10)	Mr. Luna also owns 831,666 Wheaton Options.

(11)	Mr. Madero owns 1,000,000 Wheaton Options. SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a Director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(12)	Mr. McDonald also owns 12,500 Wheaton Warrants and 850,000 Wheaton Options.

(13)	Glencairn Gold Corporation owns 65,001 Wheaton Shares and 212,500 Wheaton Warrants. Mr. McDonald is a Director of Wheaton and a Director of Glencairn Gold Corporation.

(14)	Mr. Woodyer owns 1,350,000 Wheaton Options.

Appointment of Auditors

     Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Wheaton until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of Wheaton on June 17, 2002.

     For the year ended December 31, 2003, Wheaton paid Deloitte & Touche LLP total fees of $1,942,561. These fees consisted of $994,130 for audit-related services, $633,614 for tax compliance and advisory services and other fees of $314,817. Audit-related fees include fees relating to the preparation of prospectuses and consultations regarding financial accounting and reporting standards.

WHEATON DIRECTORS’ APPROVAL

     The contents and the sending of this Circular to Wheaton Shareholders has been approved by the Wheaton Board of Directors.

     IAMGold has provided the information contained in this Circular concerning IAMGold, its subsidiaries and the companies and partnerships in which it has equity investments, including the information incorporated by reference herein, and IAMGold’s financial information and financial statements. Wheaton assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of IAMGold to disclose facts or events which may affect the accuracy of any such information.

     DATED at Vancouver, British Columbia this 30 th day of April, 2004.

BY ORDER OF THE BOARD

IAN W. TELFER
Chairman and Chief Executive Officer

EXHIBIT C

INFORMATION CONCERNING WHEATON RIVER MINERALS LTD.

     Capitalized terms used in this Exhibit C that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular of IAMGold and Wheaton to which this Exhibit C is attached. All references to dollar amounts in this Exhibit C are to United States dollars unless expressly stated otherwise.

THE COMPANY AND CORPORATE STRUCTURE

     Wheaton River Minerals Ltd. (“Wheaton”) was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990. Pursuant to Articles of Amendment effective February 11, 1991, Wheaton’s name was changed to Wheaton River Minerals Ltd. and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed. Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

     The following chart illustrates Wheaton’s operating subsidiaries and principal holding companies (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by Wheaton as of December 31, 2003, unless otherwise noted:

(1)	Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002. As used in this Exhibit C, “Luismin” means, prior to such amalgamation, Minas Luismin, S.A. de C.V. and, following such amalgamation, Luismin, S.A. de C.V.

     As used in this Exhibit C, except as otherwise required by the context, reference to “Wheaton” means Wheaton River Minerals Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

General

     Wheaton is engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for Wheaton are gold, silver and copper. Wheaton’s primary operating properties consist of an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina (the “Alumbrera Mine”), an indirect 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico and an indirect 100% interest in the Peak gold mine in Australia (the “Peak Mine”). Wheaton also has indirect 100% interests in the Los Filos gold project in Mexico (the “Los Filos Project”) and the Amapari gold project in Brazil (the “Amapari Project”), both of which are advanced development stage properties. Since 2001, Wheaton has focused primarily on the acquisition, operation and development of precious metal properties.

Three Year History

     In May 2001, the Wheaton Board of Directors was restructured and three new directors, Frank Giustra, Ian Telfer and Neil Woodyer, were appointed. In September 2001, certain senior officers of Wheaton resigned and Ian Telfer was appointed as Chairman and Chief Executive Officer of Wheaton. This restructuring represented a significant development in Wheaton’s efforts to remain engaged in the acquisition, exploration and operation of mineral projects and to position Wheaton to be able to pursue new mining opportunities.

     Wheaton became an intermediate gold and silver producer upon the acquisition of Luismin in June 2002. In connection with the acquisition of Luismin, Antonio Madero and Eduardo Luna were appointed to the Wheaton Board of Directors. See “General Development of the Business — Acquisitions and Dispositions — Acquisition of Luismin” and “Narrative Description of the Business — Luismin Mines, Mexico”.

     In March 2003, Wheaton acquired an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia. In June 2003, Wheaton exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited (“Rio Algom”), to acquire BHP Billiton’s 25% interest in the Alumbrera Mine. Northern Orion Resources Limited (“Northern Orion”) participated equally with Wheaton in the acquisition of BHP Billiton’s 25% interest in the Alumbrera Mine, resulting in Wheaton owning a 37.5% interest in the Alumbrera Mine. See “General Development of the Business — Acquisitions and Dispositions — Acquisition of Alumbrera and Peak Mines” and “General Development of the Business — Acquisitions and Dispositions — Acquisition of Additional Interest in the Alumbrera Mine”.

     In November 2003, Wheaton acquired a 100% interest in the Los Filos Project, a 100% interest in the Nukay gold-silver mines and a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposits, each located in Guerrero State, Mexico. See “General Development of the Business — Acquisitions and Dispositions — Acquisition of Los Filos Project, Nukay Mines and Interest in El Limón Gold Deposits”.

     In January 2004, Wheaton acquired the Amapari Project in Brazil which consists of one mine concession with 3,971 hectares and 25 exploration areas totaling 169,508 hectares. See “General Development of the Business — Acquisitions and Dispositions — Acquisition of Amapari Project”.

Acquisitions and Dispositions

Acquisition of Luismin

     On June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis Corporación S.A. de C.V. (“Sanluis”) pursuant to an agreement dated April 24, 2002, as amended. The purchase price was comprised of $55,160,000 in cash and 9,084,090 Wheaton Shares. Wheaton also advanced $19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. As part of the purchase consideration, a contingent payment of 11,355,113 Wheaton Shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.

     In August 2003, Wheaton sold its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco Resources Ltd. (“Genco”) for $5,000,000. The $5,000,000 purchase price consisted of $1,000,000 in common shares of Genco and $4,000,000 to be paid in cash or common shares of Genco, at Genco’s option, over eight years.

Acquisition of Alumbrera and Peak Mines

     Pursuant to an agreement of purchase and sale dated February 21, 2003 (the “Purchase Agreement”) between Wheaton and Rio Tinto Limited, a subsidiary of Rio Tinto plc (“RTP”), effective March 18, 2003 Wheaton acquired an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia for an aggregate purchase price of $210 million. The acquisition of the 25% interest in the Alumbrera Mine was effected through the acquisition of a 50% interest in Musto Explorations (Bermuda) Limited (“MEB”). MEB holds a 50% interest in Minera Alumbrera Limited (“MAL”) which owns and operates the Alumbrera Mine. The Peak Mine is owned and operated by Peak Gold Mines Pty Limited (“PGM”).

Acquisition of Additional Interest in the Alumbrera Mine

     On March 25, 2003, Wheaton announced that it had exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom, to acquire BHP Billiton’s 25% interest in the Alumbrera Mine for $180 million.

     On April 8, 2003, Wheaton entered into an agreement with Northern Orion whereby Northern Orion agreed to participate with Wheaton in the acquisition of BHP Billiton’s 25% interest in the Alumbrera Mine. Under an agreement among Wheaton, Northern Orion and Rio Algom, each of Wheaton and Northern Orion agreed to acquire an indirect 12.5% interest in the Alumbrera Mine.

     Until June 2003, MIM Holdings Inc. (“MIM”) owned the additional 50% of MAL and acted as operator of the Alumbrera Mine. On June 24, 2003, Xstrata plc (“Xstrata”) acquired 100% of MIM and MIM was subsequently de-listed from the Australian Stock Exchange on June 30, 2003. Xstrata currently operates the Alumbrera Mine.

Acquisition of Los Filos Project, Nukay Mines and Interest in El Limón Gold Deposits

     On September 4, 2003, Wheaton entered into agreements with Teck Cominco Limited (“Teck Cominco”) and Miranda Mining Corporation (“Miranda”) to acquire a 100% interest in the Los Filos Project, a 100% interest in the Nukay mines and a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposits, both located in Guerrero State, Mexico, for $87 million in cash. On November 3, 2003, Wheaton acquired a 30% interest in the Los Filos Project, a 100% interest in the Nukay mines and a 21.2% interest in the El Limón gold deposits as a result of its acquisition of all of the outstanding shares of Miranda for $38.6 million. Wheaton acquired the remaining 70% interest in the Los Filos Project from Teck Cominco for $48.4 million.

Acquisition of Amapari Project

     On November 6, 2003, Wheaton entered into an agreement to acquire all of the outstanding shares of EBX Gold Ltd. (“EBX”), the owner of the Amapari Project located in the Amapa State, Brazil. On January 9, 2004, Wheaton completed the acquisition of the Amapari Project for $25 million in cash, 33 million Wheaton Shares and 21,516,000 Wheaton Series “B” common share purchase warrants.

TECHNICAL INFORMATION

Summary of Ore/Mineral Reserves and Mineral Resources

JORC Code Definitions

     The estimated ore reserves and mineral resources for the Alumbrera Mine, the Peak Mine and the Amapari Project have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators” National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the JORC Code:

     The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth”s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

     The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

     The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by NI 43-101. If the Ore Reserves and Mineral Resources for the Alumbrera Mine and the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

CIM Standard Definitions

     The estimated mineral reserves and mineral resources for the Luismin Mines and the Los Filos Project have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

     The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary

Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Shareholders Concerning Estimates of Measured, Indicated and Inferred Resources

     This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

     “Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the total cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Ore Reserves/Mineral Reserves

     The following table sets forth the estimated Ore Reserves/Mineral Reserves for the Alumbrera Mine, the Peak Mine and the Luismin Mines as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Proved/Proven and Probable Ore/Mineral Reserves(1)

			Grade			Contained Metal
								Gold
								Equivalent
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Ounces(6)	Copper
			(grams per	(grams per		(ounces)	(ounces)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)	(tonnes)
Alumbrera Mine(2)	Proved	115,500	0.57	—	0.50	2,117	—	2,117	577,500
(Wheaton’s 37.5% interest)	Probable	8,630	0.49	—	0.47	136	—	136	40,540

	Proved + Probable	124,130	0.56	—	0.50	2,253	—	2,253	618,040

Peak Mine(3)	Proved	570	3.82	—	0.53	70	—	70	3,010
	Probable	1,780	7.33	—	0.54	419	—	419	9,530

	Proved + Probable	2,350	6.48	—	0.53	489	—	489	12,540

Luismin(4)	Proven	880	5.16	414	—	145	11,670	322	—
— San Dimas	Probable	1,360	5.16	412	—	226	18,060	500	—

	Proven + Probable	2,240	5.16	413	—	371	29,730	822	—

Luismin(4)	Proven	530	3.75	64	—	64	1,090	76	—
— San Martin with San pedrito	Probable	500	3.37	120	—	54	1,940	76	—

	Proven + Probable	1,040	3.56	91	—	119	3,030	152	—

Luismin(4)	Proven	880	3.94	—	—	111	—	111	—
— Nukay	Probable	720	4.09	—	—	95	—	95	—

	Proven + Probable	1,600	4.01	—	—	206	—	206	—

Amapari(5)	Proved	3,350	2.15	—	—	232	—	232	—
	Probable	11,430	3.15	—	—	1,159	—	1,159	—

	Proved + Probable	14,780	2.93	—	—	1,390	—	1,390	—

Total	Proved/Proven					2,739	12,760	2,928	580,510
	Probable					2,089	20,000	2,384	50,060

	Proved/Proven + Probable					4,828	32,750	5,312	630,580

(1)	All Mineral Reserves have been calculated as of December 31, 2003, other than the Mineral Reserves with respect to the Amapari Project which are as at January 9, 2004, in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)	The Mineral Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at Minera Alumbrera Limited who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Narrative Description of the Business — Alumbrera Mine, Argentina — Ore Reserves and Mineral Resources” below for further details.

(3)	The Mineral Reserves for the Peak Mine set out in the table above have been estimated by Robert Cooper at Peak Gold Mines Pty Ltd. who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources” below for further details.

(4)	The Mineral Reserves for the Luismin Mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” below for further details.

(5)	The Mineral Reserves for the Amapari Project set out in the table above have been estimated by Harry Burgess, P.Eng. at Micon International Limited and D.W. Hooley, B.Sc.(Eng.) at Micon International Limited who are each competent persons under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See “Narrative Description of the Business — Amapari Project, Brazil — Ore Reserves and Mineral Resources” below for further details.

(6)	Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

Mineral Resources

Cautionary Note to United States Shareholders Concerning Estimates of Measured, Indicated and Inferred Resources

     This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

     The following table sets forth the estimated Mineral Resources for the Peak Mine and the Luismin Mines as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Measured, Indicated and Inferred Mineral Resources(1)(7)
(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
								Gold
								Equivalent
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Ounces(8)	Copper
			(grams per	(grams per		(ounces)	(ounces)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)	(tonnes)
Peak Mine(2)	Measured	560	2.33	—	1.22	42	—	42	6,840
	Indicated	480	5.38	—	0.67	83	—	83	3,200

	Measured + Indicated	1,040	3.73		0.96	125	—	125	10,040

	Inferred	3,200	8.4	—	1.2	870	—	870	37,760
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Dimas	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	12,900	3.3	317	—	1,380	131,800	3,380	—
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Martin	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	2,100	2.7	127	—	190	8,700	280	—
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— Nukay	Indicated	2,260	4.87	—	—	354	—	354	—

	Measured + Indicated	2,260	4.87	—	—	354	—	354	—

	Inferred	2,600	2.5	—	—	210	—	210	—
Luismin(4)	Measured	8,250	1.64	—	—	435	—	435	—
— Los Filos	Indicated	30,480	1.37	—	—	1,343	—	1,343	—

	Measured + Indicated	38,730	1.43	—	—	1,778	—	1,778	—

	Inferred	11,600	1.4	—	—	500	—	500	—
Amapari(5)	Measured	2,040	0.86	—	—	56	—	56	—
	Indicated	4,520	1.69	—	—	245	—	245	—

	Measured + Indicated	6,560	1.43		—	301	—	301	—

	Inferred	7,500	4.1	—	—	980	—	980	—

			Grade			Contained Metal
								Gold
								Equivalent
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Ounces(8)	Copper
			(grams per	(grams per		(ounces)	(ounces)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)	(tonnes)
El Limón (6)	Measured	—	—	—	—	—	—	—	—
(Wheaton’s	Indicated
21.2% interest)		—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	4,200	3.1	—	—	420	—	420	—
Total	Measured					533	—	533	6,840
	Indicated					2,025	—	2,025	3,200

	Measured + Indicated					2,558	—	2,558	10,040

	Inferred					4,560	140,500	6,650	37,760

(1)	All Mineral Resources have been calculated as of December 31, 2003, other than the Mineral Resources with respect to the Amapari Project which are as of January 9, 2004, in accordance with the CIM Standards or the JORC Code.

(2)	The Mineral Resources for the Peak Mine set out in the table above have been estimated by R. Berthelsen and Dave Keough at Peak Gold Mines Pty Ltd. who are each competent persons under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. See “Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources” below for further details.

(3)	The Mineral Resources for the Luismin Mines (San Dimas, San Martin and Nukay) set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton, and David R. Budinski, P.Geo. at Orcan Mineral Consultants, who are each qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” below for further details.

(4)	The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” below for further details.

(5)	The Mineral Resources for the Amapari Project set out in the table above have been estimated by Ken Grace, P.Eng. at Micon International Limited who is a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See “Narrative Description of the Business — Amapari Project, Brazil — Ore Reserves and Mineral Resources” below for further details.

(6)	The Mineral Resources for the El Limón deposits set out in the table above have been estimated by James N. Grey, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco who are qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(7)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(8)	Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

NARRATIVE DESCRIPTION OF THE BUSINESS

Alumbrera Mine, Argentina

Property Description and Location

     The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

•	an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

•	a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

•	a 202-kilometre, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

•	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

•	a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

     The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires. The mining lease encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.

     The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail. Port facilities include a rail car unloading building and 50,000 tonne storage shed.

     All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi-government mining company. MAL has the right to exploit the Alumbrera Mine pursuant to an agreement between MAL and YMAD (the “UTE Agreement”) signed in April 1994, as amended. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of certain of the infrastructure revert to YMAD after completion of operations.

Royalties

     MAL is required to pay a 3% royalty (the “Boca Mina Royalty”) to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. Allowable deductions include all processing and transportation costs, but exclude mining costs and all depreciation. MAL commenced payments of the Boca Mina Royalty in 1998.

     Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1,000,000, 5% of net income; or (ii) if net income is more than $1,000,000, the greater of 5% of net income and $1,000,000 only after the original investment has been repaid, which has not occurred to date under the UTE Agreement methodology for this calculation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgalá. The project is served by air and all-weather roads. MAL has scheduled flights and road transport to and from Tucumán and Catamarca and the mine site. On average, more than 2,100 people are transported by road and more than 2,500 people are transported by air every month.

     The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius. Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer. Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March. Light snows can occur in the winter.

     Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine’s main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline. The mine maintains a 1.7 million cubic metre water reservoir. A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

     Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics. The floor of the bowl covers an area of 2.5 square kilometres. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered “surface rind”of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

     The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes.

     From 1973 to 1976, the government carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 6,000 metres drilled from 1974 to 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, there was intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.

     From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

     From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

     In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAL commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

     MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. RTP acquired North Ltd. in August 2000. Billiton acquired Rio Algom Ltd. in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. In 2003 Wheaton acquired the RTP 25% indirect interest in Alumbrera together with 50% of BHP Billiton’s indirect interest in Alumbrera. Also in 2003, MIM was acquired by Xstrata. As a result, Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Wheaton holds a 37.5% interest and a third party holds a 12.5% interest.

Geological Setting

Regional Geology

     Alumbrera was emplaced in the late Miocene Farallón Negro — Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

     Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

     The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.

     The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

     The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

     The mining rights to the Alumbrera Mine are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAL outside of the contract area.

     Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work will be limited.

Mineralization

     The mineralogy of the primary (unweathered) ore consists of chalcopyrite (± bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

     Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range. The economic-grade sulphide mineralization extends upward almost to surface.

     The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.

Drilling

     The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both N-sized core (“NQ”) and H-sized core (“HQ”) longyear Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).

     270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

     After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation. An additional 14 holes were drilled to fill in areas of low confidence. There is no known requirement for further drilling of the existing resource.

Sampling and Analysis

     Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex (“ALS”) in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

     Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.

     Minor element analyses have been routinely carried out on approximately 10% of samples to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

     Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit.

Drill Core Samples

     During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position. Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained. All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

     Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program and then discarded.

Sample Quality

     The program set up to monitor the quality of the assay database consisted of the following procedures:

•	the use of internal standards by the laboratory;

•	the use of MAL submitted standard samples with each sample batch;

•	regular re-analysis of pulps by the laboratory;

•	re-analysis of pulps as requested by MAL;

•	check analysis of randomly selected pulps by a second laboratory; and

•	¼ core re-sampling of selected sample intervals mixed with each batch.

     Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

     MAL’s core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are secure from entry by non-MAL personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks.

Ore Reserves and Mineral Resources

     Ore Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information —Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions” for JORC Code definitions.

     The following table sets forth the estimated Ore Reserves for 100% of the Alumbrera Mine as at December 31, 2003 (37.5% of which represents Wheaton’s interest):

Proved and Probable Ore Reserves(1)(2)(3)(4)

			Grade		Contained Metal
Material	Category	Tonnes	Gold	Copper	Gold	Copper
			(grams per tonne)	(%)	(ounces)	(tonnes)
In-Situ	Proved	200,000,000	0.65	0.58	4,186,000	1,151,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	223,000,000	0.66	0.57	4,548,000	1,259,000

Stockpiles	Proved	108,000,000	0.42	0.36	1,458,000	389,000
	Probable	—	—	—	—	—

	Total	108,000,000	0.42	0.36	1,458,000	389,000

Total	Proved	308,000,000	0.57	0.50	5,644,000	1,540,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	331,000,000	0.56	0.50	6,006,000	1,648,000

(1)	The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at MAL who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)	The Proved Ore Reserve includes 108 million tonnes at 0.36% copper, 0.42 grams of gold per tonne of medium and low grade material stockpiled for future treatment.

(3)	Ore Reserves are based on a life-of-mine production schedule generated from pit optimisation studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs. The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(4)	Primary sulphide mineralization comprises disseminated, vein and fracture controlled chalcopyrite in altered dacite and andesite host rocks, with chalcocite and covellite in the enriched zone.

     There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

     The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

     There is a wide range of metallurgical testing and operating experience available and planned in support of strategic planning and development.

     The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

     MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. MAL has increased the capacity of the rougher flotation circuit which is scheduled to be commissioned in 2004.

Mining Operations

     Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste. Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.

     Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2003 life-of-mine plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing.

     The mining rate in 2003 marginally exceeded 300,000 tonnes per day for a total of approximately 110 million tonnes of material mined, comprised of approximately 31 million tonnes of ore and 79 million tonnes of waste. The total material mined is planned to increase to an average of 342,000 tonnes per day, approximately 125 million tonnes per annum, for 2004 to 2006.

     MAL employs approximately 1,000 permanent staff and 600 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. The current labour agreement was renegotiated in 2003 and is in effect for a four year period.

Milling Operations

     The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes per day with a utilisation of 94%. Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

     MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding (“SAG”) mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated. The planned utilization for 2004 is 93%, increasing to 94% in 2007.

     MAL expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

     The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher. The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

     SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

     After conditioning with reagents, the hydocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells. MAL is presently expanding flotation capacity to allow further ore residence time, thus improving recoveries in difficult ore types. This expansion is expected to be commissioned in May 2004. Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

     Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL’s filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.

     Tailings from the process plant flow by gravity pipeline for 8.5 kilometre to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Contracts

     MAL’s objective has been to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This has reduced the annual average treatment and refining charges and provided short-term flexibility of production, sales and revenue.

     However, with the recent reduction in TC/RC rates, MAL’s strategy has changed to one of fulfilling the requirements of the frame contracts while directing any non-committed production to spot sales. In this way, the project is able to utilize the market conditions to their optimum advantage. Marketing is managed by MAL and Xstrata copper marketing personnel.

Environmental Considerations

Permitting

     The main environmental permit is the original Environmental Impact Report (“EIR”), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

     In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

     Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through Xstrata and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

     Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL. In response to these commitments, MAL currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

     Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAL’s concession, due to the area’s complex structural geology. A series of pump back wells have been established to capture the seepage, which contains dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

     The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

     Although YMAD has the right to retain certain project infrastructure at the end of the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAL’s presence post closure.

     MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

     Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

     MAL makes provisions for reclamation and closure in its life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

     The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital. After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.

     Approximately $18 million, $37 million and $23 million was expended in fiscal years 2001, 2002 and 2003, respectively, with a further $9 million spent during the six months ended December 31, 2003. Approximately $27 million of the capital expenditures over those years were incurred in connection with the increase in plant capacity from 80,000 tonnes per day to 100,000 tonnes per day. Capital expenditures in 2004 are budgeted to be approximately $28 million, of which $24.5 million is considered to be sustaining, including $9 million for the acquisition of four additional haul trucks to accommodate the forecast increased mining tonnage. Sustaining capital is expected to reduce to less than $8 million in 2005 and beyond.

Taxes

     MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to exporting mining companies.

     The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

     Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are and have been a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property or on cash flow, given the existing protection of fiscal stability under the Mining Investment Law granted by the government to the project.

Production Estimates

     The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 365 million tonnes, approximately 4.9 million ounces of gold and approximately 1.7 million tonnes of copper, respectively, over a period of approximately 10 years. Production in 2004 is expected to be 554,000 ounces of payable gold and 176,000 tonnes of contained copper in concentrate.

Luismin Mines, Mexico

     Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine and San Pedrito project in the state of Querétaro; and the Nukay mines in Guerrero State. A description of the mines in the San Dimas district, the San Martin mine and the San Pedrito project is set forth below. For a description of the Nukay mines, see “Narrative Description of the Business — Nukay Mines, Mexico”. The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,712 hectares. This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs. Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

     Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods. Conventional open-pit mining methods utilizing front-end loaders and trucks are used in the open-pit mines. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah. Gold and silver production from the mining properties during the past year was 93,487 ounces of gold and 6,126,254 ounces of silver.

     On June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin. The purchase price was comprised of $55,160,000 in cash and 9,084,090 Wheaton Shares. Wheaton also advanced $19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 Wheaton Shares was paid in October 2003 when the price of silver averaged more than $5 per ounce over a period of 60 consecutive trading days. In August 2003, Wheaton sold its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco for $5,000,000. In September 2003, Wheaton acquired the Nukay mines in connection with the acquisition of Miranda.

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

Property Description and Location

     Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. During 2003 the three operations were merged and centralized into a single operation under the same management. It is reported now as San Dimas. The properties cover an area of 22,720 hectares and are held by Minas de Sanluis, S.A. de C.V., a wholly owned subsidiary of Luismin. All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been put in care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on Wheaton’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

     Trees grow sufficiently on the higher ridges, to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

     Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

     Mining in the San Antonio area is done by contract mining while in both the Santa Rita and Tayoltita areas the mining is carried out by Luismin personnel.

     Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

     The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

     The San Antonio mining area is located seven kilometres west of the Tayoltita mine in the state of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was put in care and maintenance in November 2003.

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

History

     The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

     In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

     A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V.

     Historical production through 2002 from the San Dimas district is estimated at 661 million ounces of silver and 9.39 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2002 was approximately 64,000 ounces of gold and 5.1 million ounces of silver.

Geological Setting

     The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

     More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

     The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

     The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

     The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

     The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

     The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

     Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55°.

Exploration

     Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

     This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

     At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

     Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area.

     Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

     Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

     The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

     The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

     Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

     Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

Sampling Method and Approach

     Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

     Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

     Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

Sample Preparation, Analysis and Security

     In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

     Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

Mineral Reserves and Mineral Resources

     Luismin’s policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

     Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

     Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — CIM Standard Definitions” for CIM Standard definitions.

     The following table sets forth the estimated Mineral Reserves for the three properties in the San Dimas district as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

			Grade		Contained Metal
Deposit	Category	Tonnes	Silver	Gold	Silver	Gold
			(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Tayoltita	Proven	390,000	374	3.69	4,676,000	46,000
	Probable	790,000	362	3.38	9,260,000	86,000

	Proven + Probable	1,180,000	366	3.49	13,930,000	133,000

Santa Rita	Proven	130,000	382	2.59	1,570,000	11,000
	Probable	130,000	439	3.00	1,790,000	12,000

	Proven + Probable	250,000	410	2.79	3,360,000	23,000

San Antonio	Proven	360,000	469	7.66	5,430,000	89,000
	Probable	440,000	495	8.99	7,010,000	127,000

	Proven + Probable	800,000	483	8.39	12,400,000	216,000

Total	Proven	880,000	414	5.16	11,670,000	145,000
	Probable	1,360,000	412	5.16	18,060,000	226,000

	Proven + Probable	2,240,000	413	5.16	29,730,000	371,000

(1)	The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Numbers may not add up due to rounding.

     The following table sets forth the estimated Inferred Mineral Resources for the three properties in the San Dimas district as at December 31, 2003:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Mineral Reserves)

		Grade
Deposit	Tonnes	Silver	Gold
		(grams per tonne)	(grams per tonne)
Tayoltita	5,400,000	308	2.9
Santa Rita	2,700,000	327	2.2
San Antonio	4,900,000	322	4.5

Total	12,900,000	317	3.3

(1)	The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

(6)	Numbers may not add up due to rounding.

Mining Operations

     Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines. The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of doré.

Tayoltita Area

     The Tayoltita area includes the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

     The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75° to 80°.

     Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

     The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita. In 2002 a new surface route with no crossings of the Rio Piaxtla and bypassing the town of Tayoltita was completed to connect the Tayoltita mill and the San Luis tunnel.

Santa Rita Area

     The Santa Rita area main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

     The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Area

     The San Antonio area is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

     Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

     The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin ended milling operations at San Antonio in November 2003 and since then all mine production has been sent to the Tayoltita mill using the San Luis Tunnel and a haulage route that includes a short tunnel on the north side of the Piaxtla River and a road to the exit of the San Luis tunnel. This allows the haulage of the ore to the Tayoltita mill without going through the townsite.

     Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

     Milling operations are carried out at Tayoltita. The Tayoltita mill processes ore from the Tayoltita, Santa Rita and San Antonio mining operations and has a production capacity of 1,600 tonnes per day. The mill facility is a conventional operation that employs cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

     In 2003, the Tayoltita mill averaged 1,061 tonnes per day with recoveries of 93% silver and 97% gold. Since December 2003, current crushing capacity is 1,500 tonnes per day and 1,600 tonnes per day in the Chemical Treatment area.

     The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient by a newly installed single stage pumping station to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

     The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under way to replace the San Antonio mill capacity. This expansion includes additional leaching, thickening and clarification equipment together with a new single stage tailings pumping system and a new tailings pipeline. The new tailings pipeline incorporates spill protection for the aerial crossing of the Rio Piaxtla.

San Antonio Mill

     The San Antonio mill had a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing were used instead of two to achieve a finer product size prior to grinding. The gold and silver precipitate from the filter press was transported to Tayoltita for processing. The mill layout was complicated by the steep walled canyon setting and equipment was located on both sides of the river.

     In 2003, before its closure in November, the San Antonio mill had milled 40,000 tonnes of ore with recoveries of 97% silver and 99% gold. The mill capacity was 400 tonnes per day.

Environmental Upgrades to Tailings Management

     Luismin’s practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dam. Improvements will be necessary to bring all of the tailings dam designs and operations up to World Bank standards. Wheaton is ensuring that future tailings sites will be designed to appropriate World Bank standards.

     SRK Consulting (“SRK”) was engaged by Wheaton in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations. Since then, all necessary steps have been taken to diminish the existing environmental liabilities.

     Luismin’s practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

     The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico. AMEC Earth & Environmental Limited (“AMEC”) is currently assisting in these operations.

Tayoltita Tailings

     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Previous operations, which relied on ten pumping stations to elevate the tailings to the containment site were modified by increasing the pumping capability and eliminating the pump stations. Secondary containment of the tailings supply lines was also constructed. The solution return line crosses the river and it is presently suspended by cables, without provision for spill containment in case of line failure. Plans are to relocate the line to the new bridge crossing in the near future which is designed to provide for spill containment in case of line failure.

     The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

     Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

     Under the current plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity. AMEC assessed the stability of the Cupias tailings dam in 2003, and determined that operational controls, together with stabilization berm construction, could be provided to increase the stability of the dam. Construction of the berm commenced in early 2004. AMEC also assessed options for increasing the capacity of the dam. The preferred option involves the implementation of a tailings filtering process in the plant which would reduce the moisture content of the tailings thereby reducing the cyanide loading to the impoundment. The tailings impoundment would be subsequently raised with the deposition of filtered tailings within the limits of the existing tailings impoundment.

San Antonio Tailings

     The San Antonio tailings deposition site is located in a tight river bend in a steep walled river valley downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated. The third tunnel serves as an additional channel for the river in high flow periods. The tailings containment dam was established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 70 metres above the floor of the canyon.

     With the capacity of the dam nearly exhausted in November 2003, deposition of tailings in the dam was terminated and the San Antonio mill put into care and maintenance.

     Prior to 1993, two tunnels were in place. During Hurricane Lidia (September 1993), the two tunnels were plugged with sediment and trees and the river washed out the tailings deposit. Due to concerns associated with stability of the dams, maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event or hurricane over the long term, Knight Piésold was retained to carry out a stability assessment of the dams and to develop conceptual closure design options for the tailings facility. The results of stability analyses indicated that the tailings pile was marginally stable. Based on the results of the analyses, Knight Piésold assessed two closure options: construction of a significant buttress to stabilize the tailings facility in place or removal of the tailings for disposal in a new facility or alternate location. The results of the assessment indicated that the preferred alternative would be to buttress the facility.

     Another option being investigated is the development of a hydroelectric dam to offset the construction costs associated with closure of the tailings facility.

San Martin

Property Description and Location

     Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin mine in the state of Quéretaro.

      The San Martin mine presently consists of two underground mines, San José and San Martin. The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine. Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

     The San Martin mine site is located northwest of Mexico City, in the state of Querétaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000. The major city of Querétaro, with a population of approximately 1 million is about 50 kilometres southwest of San Martin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Access to the San Martin mine, from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

     The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 millimetres with about 95% occurring during the summer months. The average annual temperature is 12 degrees Celsius.

     The mine area is located along a prominent hill that rises above the generally flat countryside. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

     Most of the mine personnel are contract labour who live in the nearby villages and towns. The City of Querétaro is a major urban centre.

     The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

     Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine. An additional source of water comes from the underground operations which accounts for 55% of the total consumption. Electrical power is supplied by the Federal Power Commission. The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

     The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres approximately 400 metres above the generally flat landscape that predominates to the south.

History

     The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

     In 1982, Mexico declared a 6,300 hectares National Reserve over the area. In 1986 Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

     Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit. Production has increased, on a yearly basis, since 1993. Current production is 820 tonnes per day.

Geological Setting

     The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70° to 90° east. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres. The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone. These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies. The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

     The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

Exploration

     Exploration at the San Martin mine is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tésts selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

     Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

     The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

     Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

     Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin. Additional drilling support is brought in on a contract basis as needed.

Sampling Method and Approach

     Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin’s San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

Mineral Reserves and Mineral Resources

     Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — CIM Standard Definitions” for CIM Standard definitions.

     The following table sets forth the estimated Mineral Reserves for the San Martin mine as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

		Grade		Contained Metal
Category	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Proven	520,000	60	3.83	1,000,000	64,000
Probable	330,000	59	4.66	630,000	50,000

Total	850,000	60	4.15	1,640,000	114,000

(1)	The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101. The above mineral reserves do not include San Pedrito, which is discussed below.

(2)	Cut-off grades based on total operating cost were $26.37 per tonne.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $350 per troy ounce for gold.

(5)	Numbers may not add up due to rounding.

     The following table sets forth the estimated Inferred Mineral Resources for the San Martin mine as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes	Silver	Gold
	(grams per tonne)	(grams per tonne)
1,200,000	60	4.27

(1)	The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101. The above mineral resources do not include San Pedrito, which is discussed below.

(2)	Cut-off grades based on total operating cost were $26.37 per tonne.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

     The San Martin operation consists of underground mining and milling facilities with a rated capacity of 820 tonnes per day. Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production. In 2003, the mill processed 276,481 tonnes at a grade of 4.28 grams of gold per tonne and 82 grams of silver per tonne, at an operating cost of $28 per tonne.

     The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

     The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80° to 85°. As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

     The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from the La Guitarra operation as well as some concentrates from other non-Luismin operations is also leached in the San Martin mill. Gold and silver are recovered with zinc precipitation and refined to doré. In 2003, the San Martin mill operated at an average rate of 917 tonnes per day and achieved recoveries of 64% silver and 96% gold. Total production was 36,000 ounces of gold and 465,000 ounces of silver.

Environmental Upgrades to Tailings Management

     The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares. The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The highest area of the cell containment is currently 27 metres.

     The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. The due diligence conducted by SRK in 2002 identified stability concerns associated with the tailings dams. Other concerns included the limited storage capacity for storm water at the surface of the impoundments, and deposition practices that lead to poor consolidation of the tailings within the impoundment. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure.

     AMEC was selected among a group of consultants interviewed and an evaluation plan was laid out in 2002 for the investigation into the tailings dam stability and for the development of options for dealing with the impoundment. AMEC conducted a site investigation program in November 2002 in order to characterize the strength of the tailings and assess the stability of the tailings dam. The site investigation and stability analysis indicated that there were stability concerns with the existing impoundment.

     Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is evident in groundwater wells down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. Based on an analysis of the sample data, a review of the tailings permeability and the quantity of solution being pumped back, AMEC concluded that the existing interception and collection system is intercepting most of the theoretical maximum seepage from the impoundment. Wheaton has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

     AMEC assessed a number of options for both stabilizing the impoundment and providing on going storage capacity for tailings. The result of the assessment concluded that filtering and dry stacking of the tailings within the existing tailings impoundment would be the preferred option for the expansion of the San Martin tailings facility. AMEC designed an earthen buttress to increase the stability of the dams; construction of the buttress commenced in January 2004.

Exploration Properties

     In addition to its operating mines, Luismin owns or has an interest in 23 exploration properties throughout Mexico. The properties range from the more advanced exploration stage to preliminary grassroots stage.

     Five of the properties are considered more advanced, twelve of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

     Of the 23 exploration properties, only one, San Pedrito, is currently being explored and developed by Luismin. There are six properties which are subject to joint venture agreements.

San Pedrito Project

     The San Pedrito project is located 2 kilometres north of Querétaro City and 45 kilometres west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins containing high-sulphidation gold-silver mineralization hosted in andesite.

     The San Martin mill suffers from low silver recoveries (around 60%) and preliminary test work has indicated that blending San Pedrito material with higher silver to gold ratios with San Martin ore may improve silver recoveries up to 75%.

     With the objective of supplying some higher silver to gold ratio ore to the San Martin mill in late 2001, Luismin began development of a decline.

     Exploration has continued during the past two years, not only in the Paulina vein, which is the most explored so far, but also on Los Cuates and other small veins parallel to Paulina. During the period covering from 2003 to the present around 5,000 metres of DDH have been drilled throughout the whole area, along with some development in two declines: Paulina y Los Cuates. Development to date has resulted in the following reserves being defined, as of December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)(6)

		Grade		Contained Metal
Category	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Proven	10,000	217	0.44	90,000	200
Probable	170,000	240	0.80	1,300,000	4,300

Total	180,000	239	0.78	1,390,000	4,500

(1)	The Mineral Reserves for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $30.50 per tonne.

(3)	All Mineral Reserves are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $350 per troy ounce for gold.

(6)	Numbers may not add up due to rounding.

     The following table sets forth the estimated Inferred Mineral Resources for the San Pedrito project as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes	Silver	Gold
	(grams per tonne)	(grams per tonne)
900,000	218	0.6

(1)	The Inferred Mineral Resources for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $30.50 per tonne.

(3)	All Mineral Reserves are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(6)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

     Exploration and development will continue through 2004 with ore hauled over paved public highways approximately 65 road kilometers east to the San Martin mill.

Markets and Contracts

     The gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for return of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold. Payment was the charges is due after 20 days following receipt of the bullion at the refinery.

     The Luismin doré is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Capital Costs

     Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the Inferred Mineral Resources.

     In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

Capital Expenditures for Environmental Mitigation and Expansion

     The environmental capital expenditures planned for 2003 to 2006 were primarily for remediation work on existing tailings operations at the four mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton in February 2002. Subsequently, AMEC and Knight Piesold were engaged to do the pertinent studies for the remediation of the safety factor of the tailing dam slopes. The studies were completed and the estimated cost ($11 million) was in line with the original preliminary estimates.

     The remediation work has commenced at San Martin and is 50% complete. Remediation work at San Dimas will start in the second quarter of 2004.

Capital Expenditures for Expansion of Production

     The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group. The capital is required to replace the San Antonio milling operations by expanding the existing Tayoltita mill. The Tayoltita mill capacity was planned to increase in 2004 to a total installed capacity of 2,100 tonnes per day from a current capacity of 1,600 tonnes per day. The work plan for 2003 was successfully completed and the rest of the work is progressing on time and within budget, as well as drilling and drifting for the conversion of mineral resources into mineral reserves.

     An increase in mining and milling capacity at San Martin was also planned to bring the plant to 1,200 tonnes per day, including the corresponding mine development and infrastructure. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres. The increase in production is planned to start in 2004. Capital expenditures of $7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

     During 2003, capital expenditures were $2.7 million in San Dimas and $2.3 million in San Martin for the expansion in the plants. Also an additional $4.7 million was spent for drilling, drifting and infrastucture in transformation of mineral resources into mineral reserves.

Taxes

     Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The current corporate tax rate in Mexico is 33% (in 2004), decreasing to 32% in 2005.

Statutory Profit Sharing

     Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income. The profit sharing is not deductible when calculating corporate tax. Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates

     The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production. This production forecast extends over a period of ten years and more accurately reflects the return that can be expected for the capital expenditure currently planned. The ten year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period. If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced. There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

     Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The ten year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.

     The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•	Production has been sustained from the San Dimas deposits for more than 100 years;

•	Luismin has been successfully conducting the mine operations at San Dimas for 25 years;

•	Capital investment of approximately $25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2004 to 2008);

•	Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted into Mineral Reserves;

•	In the main production area at San Dimas, Luismin has been able to achieve a conversion of 91% of the Inferred Mineral Resources into Mineral Reserves;

•	In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•	Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•	Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and Mineral Reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionate level of Mineral Reserve definition prior to mining.

     The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations.

Peak Mine, Australia

Property Description and Location

     The PGM properties, comprised of New Cobar, Chesney, New Occidental, Peak, Perseverance and Stones Tank, are situated in the vicinity of Cobar which is located approximately 700 kilometres west of Sydney, New South Wales, Australia. The PGM properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences. The leases and licenses cover approximately 350 square kilometres surrounding the Peak Mine. In addition, PGM has a 90% beneficial interest in the Cobar West joint venture with Dominion Gold Operations Pty Ltd. and owns or has joint venture interests in tenements covering approximately 500 square kilometres. There is a royalty payable to the State of New South Wales of 3% of gross revenue from the PGM properties.

     Principal mining activities are conducted at the Peak Mine, an underground mine and processing facility. However, actual mining at the Peak deposit ceased in October 2002 and underground mining and development is currently occurring at the New Occidental and Perseverance deposits. Both deposits are accessed by the Peak shaft and utilize the mining and processing infrastructure of the Peak Mine. Surface mining of oxide and sulphide ores recently ceased at the New Cobar deposit, on completion of a small open pit mine. Surface oxide mineralization is also known to exist at the Chesney and Peak deposits. Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the Peak Mine. A feasibility study for underground mining at New Cobar is currently being completed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Peak Mine is accessed by a sealed road and regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar. A freight rail service is also available in Cobar. A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports on the east coast of Australia and subsequently shipped to overseas smelters.

     The Cobar region has a semi-arid climate and receives on average about 352 millimetres of rainfall per year. Temperatures range from an average temperature of 16 degrees Celsius in the winter to 34 degrees Celsius in the summer. There are no permanent waterbodies on the consolidated mining leases. Weather does not significantly affect PGM’s mining operations and mining is conducted year-round.

     The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the Cornish, Scottish and Australian (the “CSA”) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. The Peak Mine itself actually produces some water which is recycled through the operation. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

     Maximum electricity consumption demand is 8.2 mega volt amps and annual consumption is approximately 56.4 gigawatt hours. Power is provided to the Peak Mine via a 132 kilovolt transmission line to a substation at the Peak Mine where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages. Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

     The landscape is predominantly flat, composed of sandy plains with minor undulations. Cobar is situated 250 metres above sea level. Vegetation is largely semi-arid low woodland, with minor creeks and rivers (usually dry) lined by taller eucalypt species.

History

     There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mine was from 1896 to 1911. Most gold mining in the Cobar district ceased by 1920.

     The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

     Exploration by various companies was conducted through the late 1940s and continues. The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak Mine deposit. Production commenced at the Peak Mine in 1992.

     Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits.

     Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October 1998, that continued until March 1999, extracting approximately 105,000 tonnes of ore. This positive result lead to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

     Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

     The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

     The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar and Chesney), copper-gold (New Cobar), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

     The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

     The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

Exploration

     The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the GCF and the Peak Shear are well known.

     Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. The principal method of exploration is by diamond core drilling. Reverse circulation drilling and “down the hole electromagnetic surveys” in conjunction with induced polarization surveys may be used in near surface oxidized mineralization. PGM currently plans for exploration and evaluation expenditures of Australian $3.8 million in 2004, of which Australian $2.7 million will be spent on drilling.

     PGM staff conduct all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees. In 2003, PGM secured a joint lease agreement over the Rookery South tenements.

Mineralization

     The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

Drilling

     PGM’s current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at between 100 and 300 metres depth or when drilling problems are encountered. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core. The sample volume of 1 metre of full LTK48 core is very close to the volume of 1 metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

     Reverse circulation drilling is conducted with 130 to 140 millimetres face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

     Surface drill data available for the Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997. Of the holes drilled, 444 were selected for use in the Mineral Resource estimate. In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine.

     During the last period of production at the Chesney deposit, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect with a plan to conduct a drill program from surface in April 2004. In all, six holes are planned to a depth of approximately 350 metres. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 1996. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested at approximately 450 metres below surface by nine NQ2 diameter diamond drill holes. Several of the other HQ/NQ diameter diamond drill holes have tested the deposit between 200 to 500 metres below surface. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). All 26 of these holes have been used to estimate the tonnage and grade of the mineralized system immediately below the workings.

     New Occidental Mineral Resource estimates are based on 371 drill holes from drilling campaigns between 1945 and 2002.

     Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. The underground mine at Peak was in operation from 1992 to 2002. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling. These are the same drill rigs as currently being used at New Occidental and Perseverance.

     Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A. Zones B, C and D are drilled much more sparsely. The results of 132 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

Reverse Circulation Samples

     Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

     PGM has recently used face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

     Sampling strategies are devised for individual projects depending on requirements. The sampled intervals can be 1, 2 or 4-metre composites depending on the accuracy required. One-metre samples are retained to allow more detailed analyses at a later date.

Core Samples

     Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides. Sample intervals are generally laid out every 1 metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone. Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

     One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference. (The volume of these two sample types is very similar so that support issues remain the same for resource estimation). Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

     Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories. The onsite mine laboratory is used only for process control and underground muck samples.

Sample Quality

     Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity. Reverse circulation drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground. The location of areas with recovery problems is known and can be plotted.

     PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits. The drill case size appears to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.

     PGM uses outside assay laboratories for all core and reverse circulation chip analysis, whether for exploration or delineation drilling results. All core is analysed for gold, copper, lead, zinc and silver. Other elements may be assayed for depending on the deposit. PGM uses both Analabs and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory. Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

     PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

     PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation. The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter- laboratory check assaying and inter-laboratory check screen fire assaying.

     Data validation protocols are built into the date-entry system used by PGM.

Security of Samples

     Core is logged and sampled, and half cores are stored, in a fenced and locked yard behind the main gate at the Peak Mine. The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel. Samples are collected and shipped to commercial assay laboratories from this location. Sample pulps and field splits of reverse circulation samples are also stored in secure facilities.

Ore Reserves and Mineral Resources

     Ore Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information —Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions” for JORC Code definitions.

     The following table sets forth the estimated Ore Reserves for the Peak Mine as at December 31, 2003:

Proved and Probable Ore Reserves(1)(2)(3)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
			(grams per tonne)	(%)	(ounces)	(tonnes)
New Occidental	Proved	—	—	—	—	—
	Probable	1,040,000	7.37	0.14	245,000	1,450

	Total	1,040,000	7.37	0.14	245,000	1,450

Perseverance (Zone A)	Proved	—	—	—	—	—
	Probable	510,000	8.03	1.33	130,000	6,700

	Total	510,000	8.03	1.33	130,000	6,700

New Cobar (underground)	Proved	—	—	—	—	—
	Probable	240,000	5.64	0.57	43,000	1,500

	Total	240,000	5.64	0.57	43,000	1,500

Pit and Stockpiles	Proved	570,000	3.82	0.53	70,000	3,000
	Probable	—	—	—	—	—

	Total	570,000	3.82	0.53	70,000	3,000

Total	Proved	570,000	3.82	0.53	70,000	3,020
	Probable	1,780,000	7.33	0.54	419,000	9,530

	Total	2,350,000	6.48	0.54	489,000	12,540

(1)	The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by R. Cooper at PGM who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)	The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.

(3)	The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

Deposit	Recovery	Dilution	Cut-Off Grade
	(%)	(%)	(grams per tonne gold)
New Occidental	95	various (15-40%)	480
Perseverance	95	various (15-40%)	480
New Cobar	98	various (15-40%)	1.24 – 1.51 dependent on ore type

     The following table sets forth the estimated Mineral Resources for the Peak Mine as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(excluding Proved and Probable Ore Reserves)

			Grade
Deposit	Category	Tonnes	Gold	Copper
			(grams per tonne)	(%)
New Occidental	Measured	30,000	9.48	0.16
	Indicated	140,000	7.60	0.17
	Inferred	550,000	7.6	0.15
Peak Mine (including oxide)	Measured	3,000	7.90	0.40
	Indicated	40,000	8.87	0.66
	Inferred	50,000	9.0	0.84
Perseverance	Measured	80,000	7.45	1.53
	Indicated	70,000	6.27	1.15
	Inferred	1,400,000	11.7	0.65
New Cobar (near surface)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	—	—	—
New Cobar (sulphide)	Measured	—	—	—
	Indicated	100,000	5.56	0.70
	Inferred	460,000	7.2	0.56
Chesney (near surface)	Measured	450,000	0.96	1.23
	Indicated	130,000	1.16	0.90
	Inferred	—	—	—
Chesney (sulphide)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	800,000	4.0	3.2
Total	Measured	560,000	2.33	1.22
	Indicated	480,000	5.38	0.67

	Measured + Indicated	1,040,000	3.73	0.96

	Inferred	3,200,000	8.4	1.2

(1)	The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by D. Keough and R. Berthelsen at PGM who are each competent persons under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)	The Mineral Resources were estimated using two-dimensional and three-dimensional ordinary kriged and multiple indicator kriged block models, constrained by geological and grade domains.

(3)	Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

     In late 2002, an independent consultant to PGM completed a scoping study to assess the economic viability of an underground operation at New Cobar to access the deeper mineralization. Since then, an infill drilling program at New Cobar has been undertaken to increase confidence in the resource, the results of which are currently being used in the feasibility study on the New Cobar underground deposit.

Mineral Processing and Metallurgical Testing

     The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

     The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization. Testing indicates gold recovery of over 93% from cyanide leaching. Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010. During 2004, sulphide ore will be processed in addition to the oxide. Testing indicates total gold recovery of 95% in copper concentrate and from cyanide leaching.

     The New Occidental ore, which constitutes approximately 60% of the process feed during the 2004 to 2010 plan period, has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies. This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating. The performance to date suggests a recovery around 87%.

     Drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing using PGM’s site specific laboratory procedure and other procedures. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter. The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94% using Peak conditions and copper recovery of over 65% to a good quality concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

Mining Operations

     Mine production operations are located in two distinct underground zones, with ore stockpiled from the recently completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. The two underground operations are known as New Occidental and Perseverance. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment.

     The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 40 and 45-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres. The hoisting system is designed to provide capacity in excess of 600,000 tonnes per year. The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes. The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

     The New Occidental and Perseverance zones operate on the same shift roster, namely, two 12 hour shifts per day, 365 days per year. The workforce undertaking the New Occidental and Perseverance mining operations has transferred from the Peak Mine as production from the Peak Mine decreased. Contractors carry out the ramp and access development in the Perseverance orebody in advance of the mine production operations.

     Recently completed drilling has identified significant down-dip extensions to the New Occidental Perseverance and Peak orebodies. Study work is planned to determine the feasibility of further mining in these areas. The opportunity to mine remnant ore around the original Peak Mine is also being examined.

New Occidental

     A 3.2 kilometre long, 5 metres wide by 4.5 metres high haulage drive developed north from the Peak Mine connects the base of the New Occidental mine to the Peak workings. Mining of the New Occidental commenced at the bottom of the then known resource and is progressing up towards the historic New Occidental mine workings. These workings were dewatered from the surface via the original mine’s shaft. The New Occidental operations consist of large size development headings, nominally 5 metres wide by 5.2 metres high, but can be wider to allow the full width of the orebody to be mined out (up to a maximum width of 6.5 metres). A development is located in the hangingwall sandstones. Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M4C rig. Ore loading utilizes Elphinstone, 7 cubic metre, loaders with truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft. The loaders are equipped with tele-remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

     The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction is high. This, in turn, imposes the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

     Four zones of mineralization have been identified within the Perseverance system. The zone which is the closest to the Peak Mine (Zone A) has the highest density of drilling and level of geologic understanding and is the zone currently being mined. Zones B and D are the subject of mining studies with access to these areas currently being developed.

     Mining methods, similar to those used at New Occidental, are proposed for Perseverance. A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc. Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface. The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently. Stoping production is expected to commence in October 2003 and to continue until 2007. Estimates of mining cost are based on historical Peak Mine costs adjusted to suit depth, location and geological and geotechnical conditions.

New Cobar

     The New Cobar open pit operation extracted the near surface remnant ore of the now closed New Cobar underground operation. Mining of the pit was completed in March 2004, with some 460,000 tonnes of oxide ore stockpiled, for blending with underground ore, and processed over the current life of the mine.

     A feasibility study for the New Cobar underground is due to be completed in May 2004. Development of the new underground will involve a decline developed from within the open pit. Mining methods similar to those used at New Occidental and Perseverance are proposed for New Cobar. Mine plans call for production to commence below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres. The opportunity to access the Chesney underground resource from New Cobar is also being investigated. Stoping is expected to commence in June 2005 and continue until 2010. Estimates of mining cost are based on historical Perseverance and New Occidental mine costs adjusted to suit depth, location and geological and geotechnical conditions.

Milling Operations

     The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 560,000 tonnes per year of hard sulphide ore. The production criteria for the following years is to increase throughput to at least 650,000 tonnes per year, 365 days per year, 24 hours per day and 96% utilisation, on a blend of hard sulphide ore, softer oxide and partially oxidised ore.

     Ore is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a feeder delivers New Cobar ore to the conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

     Gold and silver are recovered from a strip solution by electrowinning in the secure gold room. Also in the gold room, the gravity concentrate is upgraded on shaking tables and by acid digestion to remove unwanted sulphide and other acid soluble minerals. The electrowinning cell sludge and the upgraded gravity concentrate are direct smelted to doré bars, typically containing 29% silver and 69.5% gold.

     Leach tailings are pumped to a thickener. Thickener overflow is recycled to the leaching circuit. High density thickener underflow is pumped to the tailings storage facility, which is a central discharge type.

Markets and Contracts

     Copper concentrate is sold under contract to Glencore International AB. The contract is for all concentrate produced and expires in June 2004. A new contract is currently being negotiated. Annual production is estimated at 18,000 DMT grading 18% copper and 59 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

     Doré bullion is refined under contract by the Perth Mint.

Environmental Considerations

     Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM operatéd within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002. PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

     PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

     It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

     PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

Capital Costs

     Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone and the Perseverance zone. There is currently a feasibility study investigating the development of the New Cobar Underground project.

     In the PGM life-of-mine plan, projections are made for future capital expenditures from 2004 to 2008. The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

Taxes

     Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Production Estimates

     The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will be produced for sale. Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones which is supplemented by relatively large open cut stockpile material. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 3.3 million tonnes, approximately 710,000 ounces of gold and approximately 27.4 million pounds of copper, respectively, over a period of approximately five years. Production in 2004 is expected to be approximately 128,000 ounces of gold and approximately 4.2 million pounds of copper.

Los Filos Project, Mexico

Property Description and Location

     The Los Filos Project is located in the Nukay mining district of central Guerrero State, approximately 230 kilometres south of Mexico City. This district hosts the Nukay, Aguita and Subida mines. The Los Filos property lies within the southern part of the Morelos National Mineral Reserve (Morelos Sur) which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales (“CRM”), an agency of the government of Mexico. The Los Filos Project lies within the Nuteck concessions, which consist of five concessions totalling approximately 450 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico. The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco. At the village of Mezcala on Highway 95, a 12-kilometre dirt road leads southwest to Los Filos. Driving time from Mexico City is approximately three hours.

     The Nukay district is served by hydroelectric power from the Caracol dam on the Balsas river. There is a network of local roads. The principal centre of population is Mezcala. International airports are located at Mexico City and Acapulco and there are a number of regional airports, principally serving the southern Pacific coast. Potable water is available from local springs and wells.

     The state capital of Guerrero is Chilpacingo de los Bravos, approximately 40 kilometres south of Nukay. Guerrero is mountainous except for the southeastern coastal strip. The Río de las Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala. The mountain regions are relatively dry and temperate while the valleys and coastal zone are wet and tropical. Average high temperatures range between 21 degrees Centigrade in December and January and 27 degrees Centigrade in April and May. Average low temperatures vary between 7 degrees Centigrade in December through February and 13 degrees Centigrade in June. The wettest months are June through September, with average precipitation of 14 to 16 centimetres. Precipitation in the winter months is around 1 centimetre.

     Mezcala lies at an altitude of 500 metres. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep and covered with hardwood forest while the valley bottoms are generally farmed.

History

     Most of the early exploration and mining activity in this area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Project in 1995. For further details of the history of the Nukay mines, see “Narrative Description of the Business — Nukay Mines, Mexico — History”.

     The Los Filos area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay area in 1993 and completed an agreement (the “Nukay Agreement”) with Minera Miral S.A. de C.V. (“Minera Miral”) which was in the process of buying out the owners of Minera Nukay, S.A. de C.V. (“Minera Nukay”). Minera Nuteck was formed by Teck to hold the Nuteck properties.

     Minera Nuteck conducted a regional exploration and drilling campaign around the neighbouring Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.

     Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects which were subsequently found to be one continuous deposit. In 1997, delineation drilling at Los Filos continued. Scoping studies and metallurgical testwork were undertaken by Teck in the period between 1998 and 2002.

Geological Setting

     The Los Filos Project is located in the Morelos-Guerrero Basin in southern Mexico. The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate sediments comprising the Morelos, Cuautla and Mezcala Formations, and has been intruded by a number of granitoid bodies.

     Gold, silver and base metal mineralization is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the upper Cretaceous carbonate sequence.

Regional Geology

     The carbonate sequence of the Morelos-Guerrero Basin is underlain by Precambrian and Paleozoic basement rocks. The majority of the metallic mineralization (gold and massive sulphide) is hosted by the Morelos Formation which is a Cretaceous-age medium-bedded to massive fossiliferous limestone up to 900 metres thick. The Cuautla and Mezcala Formations are made up of shales and thin-bedded limestones. The Cretaceous rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) of similar age.

     Gold, silver and base metal mineralization in the Nukay area is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the carbonate sequence of the upper Cretaceous Morelos Formation. Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusives.

     The Nukay area lies along the crest of an antiform or uplifted ridge, 6 to 8 kilometres wide and trending north-northeast. The age and genesis of the anticlinal feature has not been established but is believed to be related to compressional forces during the late Cretaceous Laramide orogenic event.

     Regional mineralization styles comprise the skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphides. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt. Both are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast, between Mochitlán and Telolapan. Skarnhosted and epithermal precious metal deposits include Todos Santos, Nukay, Bermejal and Mochitlán. Volcanogenic massive sulphide deposits (gold-silver-lead-zinc-copper) include Campo Seco, Farallon and Rey de Plata.

Local Geology

     In the Los Filos area, mineralization is associated with two diorite to granodiorite stocks that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation. The stocks, known as East and West, are early Tertiary in age and resulted in high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration. The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.

     The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement. The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter. The East stock is elongate in a north-south direction. It is about 1.4 kilometres long and 0.5 to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.

     Marble beds consistently dip away from the margins of the East stock, indicating that the diorite was emplaced during active doming of the Morelos Formation. In contrast, the West stock generally has steep-sided, simple contacts and does not show any sill-like extensions, suggesting that it was passively emplaced during a period of tectonic quiescence.

     The East stock comprises three distinct intrusive phases: early quenched diorite; granodiorite; and late beta-quartz granodiorite, i.e., granodiorite with 7% or more beta-quartz phenocrysts.

     Quenched diorite forms an annular sill along the east half of the stock that dips radially away from the contacts. Along radial cross-sections, the sill exhibits a crude sygmoidal morphology that indicates emplacement along sub-horizontal extensional shear couples which developed during stock emplacement and doming of wall rock carbonates. The diorite cooled extremely rapidly as shown by spherulitic devitrification and cherty groundmass textures. The lack of exoskarn development along sill contacts also indicates rapid cooling. In contrast, endoskarn alteration developed strongly throughout the sill, resulting in hard, brittle rock which readily fractured and brecciated during subsequent structural movement. No significant gold mineralization was introduced during the emplacement and endoskarn alteration of the diorite.

     The main East stock was intruded and crystallized as granodiorite, subsequent to emplacement of the sill. Within and peripheral to the principal stock contacts, strong subhorizontal shearing during crystallization allowed the formation of similarly subhorizontal sill-like bodies of beta-quartz (i.e., quartz enriched) granodiorite. The leading edges of the beta-quartz sills appear to have aggressively assimilated carbonate wall rocks. The dominant alteration associated with beta-quartz granodiorite is magmatichydrothermal quartz and/or orthoclase veining. The intensity and spatial distribution suggest that these rocks were the primary source of gold mineralizing hydrothermal fluids.

     The diorite phase which hosts the Los Filos deposit in the East stock is absent in the West stock. Granodiorite and beta-quartz granodiorite phases are both present in the West stock. Faulting in the West stock includes local contact-related and low-angle fractures and some high-angle faults, but very little of the pervasive low-angle structures that host the distinctive alteration of the East stock. Thus, the West stock appears to be dominated by simple, steep sided contacts with structural control inferred to be from a few highangle, west-northwest and north-northeast trending zones.

     The West stock is believed to have intruded rocks already affected by intrusion of the East stock. As a result, the already warmed host rocks allowed a greater degree of contact skarn alteration and prolonged fluid interaction due to slower cooling.

     Extensive karst formation has resulted in numerous caverns and sinkholes. Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

     The majority of mineralization at Los Filos is hosted within the highly fractured to brecciated diorite sill. The beta-quartz granodiorites are believed to be the source of this mineralization.

     Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration. The most characteristic and prevalent alteration types, however, are hosted by both beta-quartz granodiorite and diorite sill rocks as follows: orthoclase mantling, flooding and veining; quartz flooding and veining; calcite veining; sericite, illite, smectite, kaolinite alteration; sulphide mineralization, i.e., pyrite, chalcopyrite, arsenopyrite, bismuth minerals, tetradymite; and hypogene iron oxides, i.e., hematite-specularite, goethite.

     There is a distinct mineralogic zonation across the Los Filos deposit: quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites, i.e., the “proximal” part of the mineralized system; a transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases; calcite veining is dominant towards the far edges of the diorite sill, i.e., the “distal” part of the system.

     Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins.

Exploration

     Fully documented exploration on the Los Filos gold deposits dates from the early-1990s.

     An initial due diligence program was undertaken by Teck in 1993 in order to confirm the resource potential of the Nukay deposit. The Nukay pit was mapped, outlying prospects examined and 1,970 metres of RC rotary drilling was completed in 19 holes.

     In 1994, initial drilling activities focused on the Nukay skarn deposit and Teck completed districtwide geologic mapping and sampling, lithogeochemical and magnetometer surveys, detailed prospect evaluations and a total of 14,511 metres of RC rotary drilling in 84 holes on the Nukay deposit, the Subida prospect and the Aguita prospect and on various other targets on the property.

     Drilling of a magnetic anomaly on Mag Ridge to test for a Nukay-style iron-skarn body encountered significant thickness of mineralization in oxidized, altered intrusive rock below the marble contact. Two drill holes resulted in the recognition of a new style of mineralization with the potential for large tonnage, bulk-mineable deposits.

     A 1995 program consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic (TEM) survey, road-cut mapping and sampling and the drilling of 19,128 metres in 90 holes. Exploration holes were drilled on several promising targets, including the Creston Rojo, Pedregal and Los Filos prospects and were followed by wide-spaced drilling around the successful prospect holes. Delineation drilling continued on the Pedregal zone which became part of the Los Filos deposit.

     During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit. A total of 156 RC rotary and 44 core holes was completed on a grid 1,200 metres long and 350 metres wide. Extensive mapping, sampling, density measurements and metallurgical testing were also completed on the Los Filos deposit.

     In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes. This drilling extended the area of known mineralization to the northwest and southwest. The 35-metre drilling grid covered an area of 1,400 metres by 400 metres. In 1997, metallurgical bottle-roll tests and column tests on low- and medium-grade core samples were carried out. Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.

     The exploration phase of work on the Los Filos deposit was essentially completed in March 1998.

     In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996. In 1998, Teck completed a pre-feasibility level assessment using all of the drilling data for Los Filos available at the end of 1997.

     During 1999, Minera Nuteck continued metallurgical testwork, environmental studies and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad. In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modelling, a 37-hole, 7,105-metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies and a review of capital cost estimates.

Deposit Geology and Mineralization

     Gold and silver mineralization at Los Filos is associated with skarn formation along the contact zones between the carbonate sediments of the Morelos Formation and the diorites and granodiorites of the East and West stocks. Mineralization is either hosted by, or is spatially associated with, marble formed during contact metamorphism of the carbonates.

     Gold mineralization at Los Filos is associated with the late-stage, hematite-associated alteration in veins and breccias, ie. narrow (typically less than 4 centimeters) quartz-hematite-gold (+calcite) veins and which typically return very high gold grades when selectively sampled; and hematite-altered cataclastic breccia (ie. mill breccia) which consists primarily of clay and finely-ground/comminuted wallrock, with entrained clasts of wallrock, quartz-hematite-gold veins and massive hematite (around exo-skarn occurrences), and are consistently mineralized.

     Until 2001, the description of the Los Filos property geology was influenced by the alteration terminology used and this resulted in potential problems in identifying and describing lithologies. In 2001, a thorough geological reinterpretation, based on extensive field work, was completed. Drill holes were relogged based on lithologic terms with the degree of alteration used as descriptive terminology.

Drilling

     An aggregate of 553 drill holes and 119,554 metres have been drilled on the Los Filos deposit. The majority of drilling, 109,190 metres was RC rotary drilling while the remaining 10,364 metres was cored. The Los Filos drill holes were completed on spacing of approximately 35 metres.

Sampling and Analysis

     RC rotary drill cuttings were sampled at intervals of 1.52 metres. The material was split at the drill into several portions of 12 kilograms or less. Of these, the “assay split” was shipped to the assay laboratory, and the “second split” was stored on the property. A third split was supplied to Minera Nukay for analysis at its mine assay laboratory. In the case of drilling on the Aguita deposit, a fourth split was supplied to a representative of Minera Guadaloupe.

     A handful of rock chips from each sample interval was collected and logged by the onsite geologist.

Sample Preparation, Security and Data Verification

     Sample splits were shipped principally to ALS Chemex in Guadalajara and, to the end of 1994, to Bondar Clegg in San Luis Potosí, for preparation and assaying (Bondar Clegg was acquired by ALS Chemex in 2001). Pulps prepared in Guadalajara were sent for assay to the Chemex laboratory in Vancouver.

     Exploration samples and drill samples are stored in a secure warehouse at the Nukay mine site under the sole custody of the mine geologist.

     Gold assays were run using a one assay-ton (30-gram) charge, with atomic absorption finish. Assays exceeding 10 grams per tonne were re-analysed using fire assay with gravimentric finish. Copper and silver assays were performed using a one-gram charge, aqua regia digestion and atomic absorption analysis. Silver values exceeding 100 grams per tonne were reanalyzed using a one-ton fire assay with gravimetric finish.

     All of the ALS Chemex pulps are housed at the Teck storage facility in Iguala, although weathering has deteriorated the integrity of individual pulps.

     ALS Chemex claims that its laboratories “operate according to the guidelines set out in ISO/IEC Guide 25 — “General requirements for the competence of calibration and testing laboratories” and that it ensures “compliance to the ISO 9002 standard adopted by the company”. ALS Chemex has attained ISO 9002 registration at all of its North American laboratories, including Mexico. ALS Chemex participates in a number of external round robin monitoring programs, including Geostats and Canmet’s Proficiency Testing Program.

Mineral Reserves and Mineral Resources

     There are currently no Mineral Reserves to report for the Los Filos deposit.

     The following table sets forth the estimated Measured, Indicated and Inferred Mineral Resources for the Los Filos deposit as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)

Category	Tonnes	Gold	Contained Gold
	(million)	(grams per tonne)	(ounces)
			(000s)
Measured	8.25	1.64	420
Indicated	30.48	1.37	1,310
Measured + Indicated	38.73	1.43	1,730
Inferred	11.57	1.4	500

(1)	The Mineral Resources for the Los Filos deposit set out in the table above have been estimated by Marek Nowak, P.Eng., of Nowak Consultants Inc. and reviewed by G.H. Giroux, P.Eng. of Giroux Consultants Ltd. Each of Marek Nowak and G.H. Giroux are qualified persons under NI 43-101.

(2)	Cut-off grade was 0.5 grams of gold per tonne.

(3)	Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mineral Processing and Metallurgical Testing

     Generally, the metallurgical testwork which has been performed at the “scoping study” level of detail suggests that heap leaching of material from the Los Filos deposit is likely to provide recoveries of the order of 70% of the contained gold, while cyanidation of ore that which has been ground to fine size could increase average recovery to 90%. The testwork to date has also indicated that the majority of the gold occurs as native gold and electrum and is, therefore, free-milling and not refractory. Further testwork on fully representative samples is required in order to verify these preliminary conclusions. Following this further testwork, optimization studies need to be conducted in order to identify the optimum crush size for a heap leach operation and the optimum grinding size for a milling operation; and the resulting cost-benefit analysis, leading to the selection of the most economically favourable flowsheet.

Nukay Mines, Mexico

     The Nukay mines were acquired through the acquisition of Miranda, along with the Los Filos Project and the 21.2% interest in the El Limón joint venture with Teck Cominco Ltd. This acquisition closed on November 3, 2003.

Property Description and Location

     The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia). The operations are located in the Nukay Mining District of central Guerrero State, immediately northwest of the Los Filos Project.

     The Nukay mill is located approximately 2 kilometres from the town of Mezcala, in the municipality of Eduardo Neri, in the state of Guerrero, Mexico, approximately 230 kilometres south of Mexico City and 180 kilometres north of Acapulco. The closest cities are Iguala, located about 40 kilometres north of the plant, and Chilpancingo de los Bravos, the state capital of Guerrero, located about 40 kilometres south of the Plant.

Accessibility, Climate, Local Resources and Physiography

     Access to the operations is through the nearby village of Mezcala. From Mexico City, Mezcala can be reached from highway 95, a major, paved route between Mexico City and Acapulco. From Mezcala, access to the Nukay mines is along 12 kilometres of winding dirt roads.

     The Nukay mines and mill are located within the Sierra Madre del Sur physiographic province of southern Mexico. The Rio Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.

     The average annual rainfall is 751.4 millimetres. Average monthly precipitation ranges from 140 to 160 millimeters in the wettest months of June through September. Less than 10 millimetres of precipitation per month occurs during the driest months of December through April. The area is subjected to high intensity precipitation events during the hurricane season. The average temperature in the Mezcala region is 28.9 degrees Celsius.

     The land is leased from Mezcala. No residential structures or dwellings are located near the mill. Some fields located east of the tailings facility are cultivated. Most of the mine workforce live in Mezcala and nearby villages.

     The Nukay district has a reasonably well-developed infrastructure, including hydroelectric power from the Caracol dam on the Balsas River, a network of good roads, communications facilities and regional airports. Potable water is available from local springs and wells. Process water for the Nukay plant is pumped from the nearby Rio de Balsas.

     Mezcala lies at an altitude of 500 metres within the Rio Balsas river valley. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep while the valley bottoms are generally farmed.

History

     Minera Guadalupe S.A. de C.V. (“Minera Guadalupe”) purchased the Nukay gold deposit in 1938. Between 1938 and 1940 development of the underground mine occurred but no production was reported during this period. In 1946, Minera Guadalupe resumed development and commenced production after building a 100-tonne per day cyanide agitation leach plant at the village of Mazapa, some distance north of the mine site. The mining operation was closed in 1961. Production during the 15-year period is reported to be about 500,000 tonnes averaging 18 grams per tonne gold.

     In 1983 the claim block was leased to a newly-formed operating company, Minera Nukay. Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches. The mine was developed on five-meter benches with front-end loaders and trucks.

     During 1984 and 1985 ore was processed at a government-owned flotation mill near Mezcala. In 1987 the Nukay mill, a 100-tonne per day cyanide leach Merrill-Crowe operation, was built near Mezcala. The plant was expanded to 350 tonnes per day in 1994 and was expanded again in 1997 to 400 tonnes per day. Production from the La Aguita open pit mine commenced in May 1995. Underground development of the Subida mine began in August 1995; ore production commenced in August 1996. Development of the Independencia deposit was initiated in 2001.

Geological Setting

     The Nukay mines neighbours the Los Filos Project, and is located in the Morelos-Guerrero Basin in southern Mexico. For further details regarding the geological setting and regional geology, see “Narrative Description of the Business — Los Filos Project, Mexico — Geological Setting”.

Exploration

     The Nukay District Property has been extensively explored since 1993.

Drilling and Sampling

     Most of the exploration activity and expenditures on the Nukay property to date have been related to drilling. A breakdown of the drilling by zone is shown below. The total metreage includes both RC and core drilling with the bulk being RC drilling. All drilling operations are performed by outside contractors employing conventional truck-mounted rotary reverse-circulation equipment and skid-mounted diamond drills with NQ and HQ wireline equipment. Drill cuttings are collected at 1.52 metre (5 foot) intervals and split to 300 grams on the property. Splits are then shipped to either ALS Chemex in Guadalajara or San Luis Potosi for preparation and assaying. At least one split is stored on the property for future reference. Cuttings are visually logged by experienced geologists at the drillsite. Composites of drill cuttings are sometimes collected for metallurgical testing.

     Diamond drill core is also logged on-site and sections are selected for assaying based on lithology and alteration, split in half at selected intervals, bagged and shipped to the laboratory.

Summary of Drilling to December 31, 2003

			Cumulative
Zone or Deposit	No. of Holes	Metres	Holes	Metres
Nukay	49	7,398	49	7,398
La Aguita	55	8,051	104	15,449
La Subida	26	3,952	130	19,401
Nukay Poniente	14	1,653	144	21,054
Nukay Profundidad	1	350	145	21,404
Don Diego	10	1,718	155	23,122
Diego Sur	4	959	159	24,081
Conchita	10	2,235	169	26,316

Assaying

     Samples of drill cuttings and drill core are prepared and assayed by standard procedures at both the Chemex facilities.

     Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.

Mineral Reserves and Mineral Resources

     With the recent acquisition of the Nukay mines by Wheaton, December 31, 2003 Mineral Reserves and Mineral Resources have been calculated by subtracting 2003 production totals from the December 31, 2002 Mineral Reserve and Resource estimate, completed by David R. Budinsky, P.Geo. of Orcan Mineral Consultants.

     The following table sets forth the estimated Mineral Reserves for the Nukay mines as at December 31, 2003:

Proven and Probable Ore/Mineral Reserves(1)(2)(3)

			Gold	Gold
Deposit	Category	Tonnes	(grams per tonne)	(ounces)
Nukay	Proven	500,000	3.62	58,000
	Probable	390,000	3.65	45,000

	Proven+
	Probable	890,000	3.63	103,000

La Aguita	Proven	250,000	3.13	25,000
	Probable	210,000	3.40	23,000

	Proven+
	Probable	460,000	3.25	48,000

La Subida	Proven	30,000	8.45	7,000
	Probable	40,000	6.26	8,000

	Proven +
	Probable	70,000	7.18	15,000

Independencia	Proven	100,000	6.45	20,000
	Probable	90,000	6.59	20,000

	Proven +
	Probable	190,000	6.52	40,000

Total — Nukay Mines	Proven	880,000	3.94	111,000
	Probable	720,000	4.09	95,000

	Proven +
	Probable	1,600,000	4.01	206,000

(1)	All Mineral Reserves have been calculated as of December 31, 2003, in accordance with the CIM Standards.

(2)	The Mineral Reserves for the Nukay mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants and updated by Randy V.J. Smallwood, P.Eng., each of whom are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(3)	A grade cut-off of 1.0 grams of gold per tonne was applied to the Nukay and La Aguita Mineral Reserves. A grade cut-off of 3.0 grams of gold per tonne was applied to the La Subida and Independencia Mineral Reserves. This cut-off is based on a $325 per ounce of gold valuation.

     The following table sets forth the estimated Mineral Resources for the Nukay mines as at December 31, 2003:

Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(excluding Proven and Probable Mineral Reserves)

			Gold	Gold
Deposit	Category	Tonnes	(grams per tonne)	(ounces)
Nukay	Indicated	270,000	4.42	38,000
La Aguita	Indicated	870,000	3.65	102,000
	Inferred	200,000	3.6	20,000
La Subida	Indicated	180,000	5.36	30,000
	Inferred	200,000	5.5	30,000
Independencia	Indicated	480,000	6.28	97,000
	Inferred	200,000	5.9	40,000
Diego Sur	Indicated	160,000	7.46	38,000
West Nukay	Indicated	310,000	4.91	49,000
Deep Nukay	Inferred	100,000	10.2	30,000
North Conchita	Inferred	2,000,000	1.6	100,000
Total	Indicated	2,260,000	4.34	316,000

	Inferred	2,600,000	2.5	210,000

(1)	All Mineral Resources have been calculated as of December 31, 2003, and are the same as reported as of December 31, 2002. With no exploration activity during 2003 on these Mineral Resources, there was no new information available to update these Mineral Resources.

(2)	The Mineral Resources for the Nukay mines set out in the table above have been estimated by David R. Budinski, P.Geo. at Orcan Mineral Consultants. The entire process was reviewed by Randy V.J. Smallwood, P.Eng. of Wheaton. Both Randy V.J. Smallwood, P.Eng. and David R. Budinsky, P.Geo. are qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(4)	Cut-off gold grades for each of the deposits in the table above are as follows: Nukay — 1.0; La Aguita — 1.0; La Subida — 3.0; Independencia — 3.0; Diego Sur — 3.0; West Nukay — 3.0; Deep Nukay — 3.0; and North Conchita — 0.75.

Mining Operations

     Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks. Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop. Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.

     Mine production during 2003 was 134,299 tonnes at 3.75 grams of gold per tonne. Total gold production was during 2003 was 13,946 ounces of gold.

Milling Operations

     The Nukay mill uses the cyanide process and Merrill Crowe precipitation. Run-of-mine ore is fed to a three-stage closed circuit crushing plant. Crushed ore is fed to two ball mills via two storage bins. Sodium cyanide solution is added to the ball mills. The milled ore is sent to a classifier where the pulp is separated from the pregnant solution. The pregnant solution is sent to filters and then to the Merrill Crowe precipitation unit. The precipitate is melted in a crucible to produce doré.

     Historically the recovery of gold at the plant has been over 90%; however, in 2000, the recovery dropped due to higher concentrations of silver in the ore from the underground mines and copper associated with the gold in the Aguita mine. Gold recoveries during 2003 averaged slightly higher than 86%.

     The tailings facility is comprised of four ring dike cells. Deposition is rotated between cells to allow tailings in the cells that have reached capacity to dry. Dried tailings are purchased by cement companies, which excavate and haul the tailings from the dry cells to local cement plants.

Environmental Upgrades

     In July 2003 a joint environmental due diligence of the Nukay mines and mill was conducted by SRK and Luismin. A geotechnical review of the tailings facility was conducted by Knight Piesold during Wheaton’s due diligence of the Nukay mines.

     Numerous environmental concerns were identified including overtopping of the tailings cells, improper discharge of process solutions containing high copper concentrations to site soils, improper disposal of small quantities or hazardous wastes, and permit deficiencies and irregularities. The hazardous waste has since been cleaned up and sent to a permitted hazardous waste facility in Mexico. An independent environmental audit is scheduled for May 2004 to identify all permit deficiencies and an action plan will be prepared for bringing the operations into compliance.

     Short term solutions for tailings spills and process solution discharges have been implemented while long term solutions are being investigated. Short term solutions include construction of a contingency cell for tailings spills, improvements in solution pumping facilities, and ore control to reduce the concentration of copper in the ore.

Amapari Project, Brazil

Property Description and Location

     The Amapari Project is located in Amapa State in northern Brazil, approximately 200 kilometres northwest of the state capital of Macapa (population of approximately 300,000), a port city on the north bank of the Amazon River estuary. The Amapari Project consists of an undeveloped, potential open-pit and underground operation.

     Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August, 1995 removed previous restrictions on foreign ownership control of mineral resources.

     The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State. It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights. The Mining Code covers all aspects of claiming and holding mineral rights. It is administered by the National Department of Mineral Production (“Departmento Nacional de Producao Mineral”, or DNPM).

     The Amapari Project property covers approximately 241,000 hectares comprising a series of mostly contiguous claim blocks and a Mining Concession application. Until recently, the property was vested in the name of Mineracao Itajobi Ltda. (“Itajobi”), a wholly-owned subsidiary of AngloGold South America, part of the international AngloGold/Anglo American mining group. The claims were held by four entities, namely Mineracao Itajobi Ltda. (54,043 hectares), AngloGold Brazil Ltda. (47,769 hectares), Mineracao Dorica Ltda. (65,406 hectares), and Mineracao Serra Da Canga Ltda. (73,801 hectares), plus the Mining Concession application area in the name of Mineracao Itajobi Ltda. (3,971 hectares). The Mineracao Serra Da Canga Ltda. block is held by a joint venture owned 70% by Mineracao Morro Velho Ltda., another wholly-owned subsidiary of AngloGold South America, and 30% by a third party, Mineracao Vale Dos Reis Ltda. None of the estimated Mineral Resources for the Amapari Project are located on the joint venture block of claims (Mineracao Serra Da Canga).

     By agreement dated May 21, 2003 all rights and responsibilities in the Amapari property held by AngloGold and its subsidiaries were transferred to Mineracao Pedra Branca do Amapari Ltda. (“MPBA”), a wholly-owned subsidiary of EBX. On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton.

     Although there are various conditions and requirements attached to the holding of mineral claims at various stages, the work on the Amapari Project has progressed to the stage where mineral resources have been delineated and feasibility studies have been completed, leading to an application (by Itajobi/AngloGold) for a Mining Concession over an area covering the mineral resources and adjacent areas necessary for a mining operation. Granting of the Mining Concession involves environmental licencing, a procedure carried out by the State Agency for the Environment. The process comprises three licencing steps: (1) Preliminary Licence (“LP”); (2) Installation (Construction) Licence (“LI”);and (3) Operational Licence (“LO”).

     The LP was issued October 23, 2002 and the LI was issued on August 29, 2003. The LI permits the immediate construction of the mine and plant site, and is the last requirement imposed by the DNPM for granting the Mining Concession. The LO can only be applied for at the end of the mine construction and is the licence that will permit production at commercial scale to commence.

     While the area covered by the Mining Concession (3,971.42 hectares) has not been legally surveyed, such concessions are defined in terms of the coordinate system in place in Brazil and are, therefore, fixed geographically.

     Surface rights covering the Mining Concession are held by the federal government of Brazil. The administration of the Mining Concession area, was previously transferred within the Federal Government administration to INCRA (Instituto Nacional de Reforma Agraria) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi and MPBA, INCRA’s regional office (Amapa) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program. The matter has been submitted to the INCRA central administration office in Brasilia and, as soon as the report is confirmed, the area will be transferred back to the SPU (Secretaria do Patrimonio da Uniao) — Federal Real Estate Office. The use of the area covering the Mining Concession, then, should be secured by application to the SPU under the appropriate Occupation Licence. The Occupation Licence should be granted as a matter of course and Wheaton believes there are no grounds for opposition.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Macapa is served by scheduled airline service, mainly via the city of Belem in Para State. From Macapa, about 100 kilometres of paved road, followed by a similar length of unpaved road, runs to the town of Pedra Branca do Amapari (population 4,000), 180 kilometres from Macapa, and to Serra do Navio (population 3,300), about 15 kilometres from the project site. Serra do Navio is, essentially, a mining town established in the 1950s when manganese mining commenced nearby. A heavy duty railway was built to connect the area with the port of Porto Santana, near Macapa. Although the manganese operation was shut down in 1998, the railway continues to operate on a low-key basis. The local towns have been well maintained and much of the mining work force has remained. Electrical power is supplied by the federal government-owned public utility Eletronorte.

     The project site is one of gentle hilly relief, between 200 and 300 metres above sea level. The project is just north of the equator and the climate is tropical, that is, warm and humid. The rainy season is year-round, with about 75% falling in the first six months of the year. Annual rainfall averages 2,350 millimetres. Average annual temperature is 30 degrees Celsius. Except in areas of human habitation, the ground is covered by dense tropical forest.

     The area of the Mining Concession applied for is sufficient for the open-pit and underground operations designed on the known mineral resources, including areas for heap leach pads and waste rock disposal.

History

     Manganese was discovered in the region shortly after the second world war and this led to the establishment of a major mining operation at Serra do Navio in the 1950s by Industria e Comerciode Minerios S/A (ICOMI) and Bethlehem Steel.

     Exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings. Exploration ceased in 1978 with the departure of ICOMI from the joint venture.

     A re-evaluation of the early data in 1992, plus further activities of garimpeiros, led to Anglo American applying for and obtaining claims from DNPM over the area of interest. Field work, based on a model of gold mineralization associated with iron formation, was restarted in 1994. This resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work which led to the estimation of mineral resources in 1996, subsequently revised in 1998. After the formation of, and transfer of Anglo American’s rights to, AngloGold in 1998, further work, particularly an infill drilling campaign in 1999, resulted in the mineral resources being updated in 2001. A feasibility study by AngloGold on the oxide resources was completed in October 2002.

     The property was acquired by EBX in May 2003 (together with senior AngloGold staff employed on the project). EBX carried out a feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a pre-feasibility study for the mining of the sulphide mineral resources.

Geological Setting

     The Amapari Project area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas into Amapa and Para States.

     The western part of the project area (about 25% of the property) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group. The metasediments are similar to what has been named the Serra do Navio Formation in the nearby manganese mining area. These units are intruded by granitic pegmatites, diabase dykes and gabbro.

     The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations (“BIF”). The chemical sedimentary unit is overlain by amphibole and quartz-amphibole schist that, in turn, grade into mica schist and muscovite quartzite. A north-south shear zone appears to have acted as a conduit for gold-bearing hydrothermal fluids resulting in gold mineralization to various degrees in all the reactive rocks, particularly the BIF.

Exploration

     Initial exploration activities in the 1970s produced strong lead-zinc soil geochemical anomalies in the Amapari area where a BIF outcrop was found in the vicinity of garimpeiro workings. Exploration work was suspended in 1978, recommenced in 1994 and was discontinued in 2001. This exploration effort comprised broad-scale investigations such as geological mapping, geochemical and geophysical surveys, leading to the discovery of the mineralized shear zone in 1994. This was followed by intensive investigation of the mineralized zone, consisting primarily of RC drilling, auger drilling and diamond drilling.

     The Amapari Project comprises almost a quarter million hectares around the known mineral resources and mineral reserves. Much of this area, extensively covered by heavy tropical vegetation, remains essentially unexplored in any detail. Wheaton has planned an aggressive campaign to expand mineral resources and has identified exploration targets it believes will extend the mine life.

Deposit Geology and Mineralization

     Mineralized zones found indicate high-temperature hydrothermal activity with skarn-type characteristics. Such mineralization has been found, to various degrees, in all of the reactive rocks in the area, particularly the BIF. Designating some of the mineralization as skarn, at least in part, is based on the textures and the presence of mineral assemblages such as garnet, diopside-hedenbergite, actinolite, epidote, hornblende, vesuvianite and apatite with indications of a temperature of formation above 474 degrees Celsius, plus the presence of minor copper-lead-zinc.

     Gold and other metals were carried by metasomatic fluids through channels resulting from shearing and faulting. The presence of pegmatites indicates a possible granitic intrusion at depth as the source of the mineralizing fluids.

     Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

     The locus for the mineralization on the property comprising the Amapari Project is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks. The presence of superimposed foliation, brecciation and silicification indicates some remobilization of the auriferous mineralization.

     The mineralization occurs in a series of deposits over a 7 kilometre strike length of the shear zone along a north-south line of topographic ridges. These deposits have been named Urucum in the northern part of the zone and Tapereba in the southern part. Higher grades are associated with the more intensely hydrothermally-altered rocks. The mineralization may be classified as primary sulphide mineralization and oxide mineralization derived from the primary sulphides.

Sulphide Mineralization

     The primary mineralization consists of a series of sulphide-bearing lenses striking north-south to north-northwest-south-southeast, dipping 75 to 90° East, and plunging N10° West, at about 18° at the northern (Urucum) end of the mineralized zone and increasing to 27° at the southern (Tapereba) end. Individual lenses achieve a thickness of several metres. Sulphide content is generally in the range of 5% to 10%. Pyrrhotite and pyrite are the predominant sulphide minerals, pyrrhotite being more prevalent in the Urucum area with pyrite increasing southwards toward Tapereba. Sulphides present in lesser amounts include chalcopyrite, sphalerite, galena, arsenopyrite and marcasite. Sulphides are found also as disseminations and fracture fillings on the margins of the mineralized bodies.

     Gold occurs primarily with the phyrrhotite (Urucum) and the pyrite (Tapereba). Studies show that the gold occurs as free gold, that is, not tied into the crystal lattice of the sulphide minerals (and, hence, easily liberated during processing).

     In the northern Urucum end, the exploration work has outlined two parallel deposits separated by 20 metres to 30 metres. One deposit, consisting of four individual lenses, is located in BIF, while the second deposit, comprising three closely spaced shoots, is hosted by amphibolite and calc-silicate rocks. In the Tapereba zone, two clusters of lenses, separated by 1,350 metres, have been outlined in amphibolite/calc-silicates.

Oxide Mineralization

     Intense tropical weathering, reaching down 100 metres to 130 metres, has caused the formation of saprolite, that is, the in situ oxidation of the primary sulphide mineralization. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. These saprolite bodies follow the strike, dip and plunge of the massive sulphides. As well, extensive blankets of gold-bearing colluvium, up to 10 metres thick and made up of laterite/saprolite fragments in a ferruginous clay-sand mix, overly the saprolite. Together, gold-bearing saprolite and colluvium are referred to as “oxide mineralization”.

Drilling

     Drilling on the project was carried out in two major campaigns, an initial campaign between 1995 and 1998 and a subsequent in-fill drilling campaign in 1999.

     The initial drilling program comprised RC, diamond drilling and auger drilling. The majority of the drilling of the oxide mineralization was by means of RC, while a program of auger drilling was carried out in an investigation of the mineralized colluvium. A diamond drilling program investigated the primary sulphide mineralization, as well as the overlying oxide mineralization. The initial drilling program (1995-98) was done by contractors, SETA Servicos Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. The later in-fill drilling campaign (1999) was carried out by Diana Drill Ltda.

     RC drill holes were laid out on sections 100 metres apart across geochemically anomalous zones, with holes drilled at 40 metres intervals along these sections. Subsequently, an in-fill RC drill program was completed to produce an overall section line spacing of 50 metres. Samples were taken every metre. With the mineralized zones typically dipping about 60 degrees East, and the holes angled at 60 degrees West, the true thickness of a one-metre sample is about 85 centimetres. For more steeply angled holes, the true thickness would be proportionately less. A total of 38,199 metres of RC drilling was completed in 659 holes.

     The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulphide mineralization below it. However, the hole locations were laid out such that the program also served as an in-fill drilling program for the oxide mineralization defined by the RC drilling pattern. In general, the diamond drill sections were spaced 100 metres apart. Diamond drilling was also used to check the accuracy of RC holes, as twin holes. A total of 63,553 metres of diamond drilling was completed in 377 holes.

     The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 parts per billion. Holes were vertical and usually less than 10 metres deep. Samples were taken for every 1 metre of penetration. The auger grid spacing was 50 metres by 40 metres. A total of 7,533 metres of auger drilling was completed in 887 holes.

Sampling and Analysis

     Sampling at the Amapari Project advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the mineral resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in a feasibility study. Geochemical sampling, RC drilling sampling, diamond drilling core sampling, auger drilling sampling and channel sampling were completed on the Amapari Project in accordance with standard industry practice.

     All regular samples from the project during the initial exploration and drilling campaign (1995-98) were sent to the NOMOS Laboratory in Rio de Janeiro or to the MMV Laboratory in Nova Lima for analysis. Soil samples were dried and screened to minus 80 mesh for analysis. Other samples were crushed and ground and homogenized to appropriate standards in preparation for assaying. NOMOS, a Brazilian laboratory utilized by numerous mining companies, is certified by the Conselho Regional de Quimica do Rio de Janeiro. MMV Laboratory is a division of Anglo American’s “Mineracao Morro Velho” gold mine, specialized in gold analysis in ore and exploration sampling.

     For the second, or in-fill, drilling campaign in 1999, all samples were analysed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte, Minas Gerais province. Lakefield Geosol is an ISO9002 certified facility, specializing in the minerals industry.

     Other than for geochemical samples, all gold determinations were carried out by standard fire assay procedures. A 50 gram fraction of sample was mixed with flux and smelted at 1,200 degrees Celsius, with the gold collected by lead oxide. The prill obtained was dissolved in aqua regia with the gold content being determined by atomic absorption. This analytical procedure had a detection limit of 10 parts of gold per billion for rock and core and 1 part of gold per billion for soils.

     For base metal determinations, a 2 gram sample was digested in hot aqua regia, neutralized with 40 millimetres of ammonium acetate, and analyzed for copper, zinc, lead, nickel, cobalt and chromium by atomic absorption. Arsenic was determined colorimetrically. Detection limits for the procedure were 1 part per million, except for chromium which was 10 parts per million and arsenic which was 5 parts per million.

Quality Control and Data Verification

     At the NOMOS laboratory, internal quality control was carried out by means of standards and blanks. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses. By this means, the accuracy of the analytical procedures were determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent, if any, of contamination during the sample preparation process. At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

     In 1995-98, during the initial drilling campaign, the Amapari Project operators included blind duplicate samples as an independent external check on the NOMOS laboratory. In every batch of 30 RC samples, one was repeated. The results of the duplicate assays on the pairs of samples agreed satisfactorily to Micon.

     Also during this period, duplicate samples were sent to both NOMOS and to Mineração Morro Velho (“MMV”), Anglo American’s operating mining company in Brazil. The results showed agreement between the two laboratories.

     For the in-fill drilling program of 1999, AngloGold used Lakefield Geosol in Belo Horizonte, Brazil for sample analysis. As part of its quality control program, AngloGold, in 1999-2000, carried out an inter-laboratory test comprising a series of standards and 16 Amapari Project samples sent to eight different laboratories. The results showed that the Lakefield Geosol results were acceptable. However, the results also showed that the NOMOS and MMV laboratories, used as the prime laboratory and the check laboratory, respectively, during the earlier drilling campaign, were biased high. As a check on the earlier results, AngloGold submitted 592 of the old samples to Lakefield Geosol for analysis.

     The results confirmed that a high bias existed in the original NOMOS and MMV assay data. An analysis of the results showed that the bias was irrespective as to sample type, that is, RC, diamond core, auger or channel. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.). After removal of these erratic samples, it was established that the NOMOS and MMV bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne. Accordingly, a corrective formula was devised to apply to the old NOMOS and MMV data. This resulted in a very small decrease in the grade of the oxide composites.

     The Lakefield Geosol data used in the NOMOS and MMV tests were subjected to outside testing by sending 58 of the 592 samples to ALS Chemex S.A. for re-assay in 2001 which confirmed the Lakefield results.

     For sulphide mineralization, there was agreement between the results obtained by NOMOS and MMV, but, as far as Micon can determine, these results were not subjected to the outside laboratory testing described above for the oxide mineralization. However, Micon is of the opinion that there is a high degree of confidence to the results because MMV is an operating company well-experienced in the assaying of sulphide gold ores.

Mineral Reserves and Mineral Resources

     Mineral Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions” for JORC Code definitions.

     Because of their distinct characteristics resulting in two very different mining and recovery processes and different economic parameters, the mineral resources and mineral reserves are divided into two categories, namely “oxide” (saprolite plus colluvium) and “sulphide”.

     All Mineral Resources and Mineral Reserves are located in the concession block for which a mining concession has been applied for by MPBA.

Oxide Mineral Resources and Mineral Reserves

Oxide Mineral Resources

     For Mineral Resource determination, with the objective of potential open-pit extraction, the mineralized bodies were grouped into three main deposits: Tapereba ABC, Tapereba D and Urucum.

     The following tables set forth the estimated oxide Mineral Resources for the Amapari Project as at January 9, 2004:

Oxide Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Oxide Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Gold
		(000s)	(grams per tonne)	(ounces)
Tapereba ABC (Colluvium)	Measured	3,320	1.40	150,000
	Indicated	2,340	0.84	63,000
	Measured + Indicated	5,660	1.17	213,000
	Inferred	150	0.4	2,000
Tapereba D (Colluvium)	Measured	70	1.43	3,000
	Indicated	270	1.15	10,000
	Measured + Indicated	340	1.21	13,000
	Inferred	150	1.1	5,000
Urucum (Colluvium)	Measured	770	1.16	29,000
	Indicated	2,080	1.00	67,000
	Measured + Indicated	2,850	1.04	96,000
	Inferred	—	0.9	—
Tapereba ABC (Saprolite)	Measured	1,000	2.66	86,000
	Indicated	4,680	2.27	342,000
	Measured + Indicated	5,680	2.34	427,000
	Inferred	2,840	2.6	235,000
Tapereba D (Saprolite)	Measured	60	4.09	8,000
	Indicated	420	2.83	38,000
	Measured + Indicated	480	2.99	47,000
	Inferred	30	2.7	3,000
Urucum (Saprolite)	Measured	160	2.28	12,000
	Indicated	1,250	1.99	80,000
	Measured + Indicated	1,410	2.02	92,000
	Inferred	810	1.8	48,000
Total	Measured	5,390	1.66	287,000
	Indicated	11,050	1.69	600,000

	Measured + Indicated	16,440	1.68	888,000

	Inferred	4,030	2.2	292,000

(1)	The oxide Mineral Resources reviewed by Micon were estimated in-house by the Technical Services Department of AngloGold South America in 2001. Previous Mineral Resource estimations were carried out by Minorco (a predecessor of AngloGold) in 1996, revised in 1998, and by AngloGold in 1999 (prior to the 1999 drilling campaign). Mineral Resources are classified according to JORC Code, which in the opinion of Micon, is in all material respects equivalent to the resource classifications defined in the CIM Standards.

(2)	As the mineralization crosses lithological boundaries, the Mineral Resources could not be demarcated by rock type, so a gold cut-off value was used to define the deposits. Mineral Resource estimation was carried out by means of ordinary kriging using separate parameters for the three deposits, Tapereba ABC, Tapereba D and Urucum. For saprolite mineralization, the cut-off grade was 0.4 grams of gold per tonne; for colluvium the cut-off grade was 0.25 grams of gold per tonne.

(3)	Derived numbers may not compute exactly due to rounding.

Oxide Mineral Reserves

     The oxide Mineral Reserves reviewed by Micon formed the basis for an in-house feasibility study by AngloGold, dated October, 2002, based on a series of open-pits and heap leach processing. All technical parameters and cost data used in the estimation of Mineral Reserves were derived by AngloGold. The pit optimization and design were not changed in the revised feasibility study.

     The following table sets forth the estimated oxide Mineral Reserves for the Amapari Project as at January 9, 2004:

Oxide Mineral Reserves(1)(2)(3)

Category	Tonnes	Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Proven	3,350	2.15	231,000
Probable	6,470	2.12	443,000

Total	9,840	2.13	674,000

(1)	Based on a gold price of $325 per ounce.

(2)	Mineral Reserves are categorized according to JORC Code which in the opinion of Micon, is in all material respects, equivalent to the reserve categories defined by the CIM Standards.

(3)	Mineral Reserves were calculated after allowing for 0.5 metres of lateral dilution for saprolite and 0.3 metres at vertical dilution for colluvium.

Sulphide Mineral Resources and Mineral Reserves

     The sulphide Mineral Reserves and Mineral Resources encompass the mineralized material identified below the zone of oxidized mineralization.

     Based on an initial assessment of the data, it was concluded that the Urucum area contained mineral resources that, in part, satisfied the criteria for indicated mineral resources and, in part, inferred mineral resources, while the density of data in the Tapereba area could only support the estimation of inferred resources.

     Urucum: The Urucum area hosts two well-defined, parallel, steeply-dipping tabular sulphide deposits, generally separated by 25 m to 30 m, named Urucum 1 and 2, plus at least one other lesser shoot. Of the 160 composited intercepts that define the mineralization, 86 (64 diamond drill, 22 RC) meet the minimum cut-off criteria previously established (3 g/t Au, 2 m-thickness). Geological interpretation shows that 81 intercepts are in Urucum 1 and 2 and five intercepts represent an ill-defined third parallel body not considered for resource estimation at this stage. Based on the geologist’s judgement, the deposit outlines included a few points not meeting the grade/thickness cut-off criteria in order to dampen the excessive effect of nearby high grades. Using the composited data, each of the two deposits were outlined on a vertically-projected strike section.

     The sulphide mineral reserves extend from 5 metres beneath the oxidized mineralization level to the minus 200 metres level. This involves a vertical panel of some 360 metres. A “crown pillar” will be left between the overlying weathered rocks and the mineable sulphide ore below. This “crown pillar” is estimated to contain some 111,000 tonnes of the mineral resources. For the remaining material, a mining recovery factor of 90% was applied, to account for additional pillars (vertical and horizontal), plus operational ore loss, compromising further 478,000 tonnes of Indicated Mineral Resources.

     Tapereba: For the sulphide mineralization underlying the Tapereba ABC oxide resources, 14 composited intercepts meeting the cutoff criteria were derived from 110 samples averaging 6.03 g/t Au. Since only Inferred Mineral Resources could be estimated from the data, the precision required was less than for Urucum, and the 2D modeling approach was not used. Instead, the deposit defined by the 14 intercepts was wireframed and a block model was constructed, using blocks of 20 metres along strike (north-south direction) and 20 metres on vertical. The dimension across strike, equivalent to horizontal thickness, is defined by the wireframe, defining the tonnage of the orebodies after multiplying the volume of the block model by the density estimated for the area. For the variogram model, the Urucum model was adopted. Ordinary kriging was used to estimate grade.

Sulphide Mineral Resources

     The following table sets forth the estimated sulphide Mineral Resources for the Amapari Project as at January 9, 2004:

Sulphide Mineral Resources(1)(2)
(including Sulphide Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Gold
		(000s)	(grams per tonne)	(ounces)
Urucum 1	Indicated	3,750	5.2	622,000
	Inferred	1,590	6.2	317,000
Urucum 2	Indicated	1,150	4.8	179,000
	Inferred	660	7.4	157,000
Tapereba ABC(3)	Indicated	—	—	—
	Inferred	1,170	5.9	222,000
Total	Indicated	4,900	5.1	801,000

	Inferred	3,420	6.3	696,000

(1)	Based on a cut-off grade of 3 grams of gold per tonne.

(2)	Mineral Resources were classified in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the resource classification defined by the CIM Standards.

(3)	Tapereba ABC includes Tapereba AB1, Tapereba AB2, Taperaba AB3, Tapereba C1 and Tapereba C2.

Sulphide Mineral Reserves

     The following table sets forth the estimated sulphide Mineral Reserves for the Amapari Project as at January 9, 2004:

Sulphide Probable Mineral Reserves(1)(2)(3)(4)

Deposit	Tonnes	Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Urucum 1	3,800	4.58	560,000
Urucum 1	1,140	4.29	158,000

Total	4,940	4.51	718,000

(1)	Mineral Reserves are categorized in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the mineral reserve categories defined by the CIM Standards.

(2)	To convert the resource grade to reserve grade, a dilution factor of 15%, at a grade of 0.60 grams of gold per tonne, was applied.

(3)	To convert resource tonnes to reserve tonnes, after the addition of 15% dilution and loss of the “crown pillars”, a mine recovery factor of 90% was applied.

(4)	Based on a gold price of $325 per ounce.

Mining Operations

     Given the near surface location of the major zones of oxidized mineralization and the local topography, it was decided that initial development of the mineral resource would be by open-pit methods. The exploitation of the oxide mineral resources by open-pit mining and heap leaching of agglomerated crushed ore was evaluated in a July 2003 feasibility study. This study utilizes and updates an earlier feasibility study prepared by AngloGold.

An extension to this feasibility study, in the form of a pre-feasibility study for an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted, has also been prepared. Wheaton intends to carry out a detailed feasibility study after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

     It may be possible to accelerate the development and production phases of the sulphide mineral reserve from those shown in the pre-feasibility study, to increase total annual gold production in the later phases of the Amapari Project, however, there is no assurance that this will occur.

     The combined open-pit and underground operations, recovering oxide and sulphide mineral resources is expected to result in the output of almost 1.5 million ounces of gold over a period of 11 years, with a peak annual production of 188,000 ounces and a sustained output of approximately 135,000 ounces per year during the later years of pit production and during the subsequent period of underground operations. Production from the open-pit is scheduled to commence by the end of 2005, with subsequent output from the underground operations commencing in 2012. Pit optimization will be carried out during 2004.

Proposed Open-Pit Operations

     Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined. The method followed the conventional approach using a Whittle4X shell based on a 0.7 grams of gold per tonne cut-off grade at a gold price of $325 per ounce, followed by optimization and final mine design incorporating ramps and benches. The final pit was optimized using only measured and indicated mineral resources in the oxide mineralization.

Proposed Underground Operations

     The sulphide mineral resources are present in three zones. Wheaton plans to access these zones via declines from surface. The declines will traverse some 90 metres to 120 metres of weak saprolite before encountering competent hard rock. In the saprolite, 5.5 metre x 5.5 metre openings, with reinforcement of steel ribs and wire mesh and shotcrete, will be utilized. In the lower, hard rock, 5 metre x 5 metre declines are planned to be driven with only local support on an as-required basis.

     Wheaton currently expects that access to the orebody will be via sub-levels, at 20 metre vertical intervals, from the main ramps in the footwall of the orebody. Ventilation and services are planned via excavations in the hangingwall of the orebody, which Wheaton plans to connect to the main ramp at each sub-level.

     Wheaton intends to use mobile electrical substations that will be moved as the mine deepens. The objective is to concentrate the production in a few producing stopes simultaneously, thus reducing the requirement of equipment and manpower.

Milling Operations and Recoverability

Heap Leach of Oxide Mineralization

     The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization. Tests have indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it is anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle is achievable. However, as the percentage of saprolite in the plant feed increases in the latter phases of the mining of the oxide mineralization, it may result in a slower rate of gold recovery from the heaps.

     Heaps are planned at single lifts, each 6 metres high, placed with conventional conveyors and stackers. The ore will be crushed in a two-stage process to minus 40 millimetres before dosing and agglomeration. A typical heap cycle is expected to be 126 days including 70 days leaching, 20 days neutralization, 10 days washing, 10 days drainage and the rest for heap construction and removal to waste. Cyanide consumption is estimated at 0.5 kilograms per tonne. It is planned that there will be a total of 18 pads each with a nominal capacity of 60,000 tonnes. The pregnant solution will then follow the conventional route of adsorption, desorbtion, and electrowinning.

Processing of Sulphide Mineralization

     The metallurgical design for the sulphide mineralization was carried out by Natrontec Ltda., an experienced Brazilian process design and engineering company, based on a limited amount of testwork. In 1995, Minorco carried out three conventional cyanide bottle roll leaching tests, at the Nova Lima Anglo Research Laboratory, on sulphide ore from the Amapari Project. The gold recovery averaged 92.79%, using 0.62 kilograms per tonne of cyanide with a residence time of 14 hours. The average grade was 6.15 grams of gold per tonne.

     In June 2003, EBX carried out, under Natrontec supervision, five additional leaching tests at the NOMOS laboratory in Brazil, using 30 kilograms of sulphide ore obtained from seven mineralized intercepts in diamond drill holes. The average gold recovery was 96.17% using 0.7 kilograms per tonne of cyanide, with a residence time of 7 hours. The average head grade was 4.23 g/t Au. The samples used for the metallurgical testwork were selected from widely spaced locations across the sulphide ore zones.

     From the 86 drilling intervals used in the sulphide mineral resource evaluation, a sample of 7 intervals (8%) was chosen for metallurgical tests. The intervals chosen are representative of the deposit, although the indicated mineral resources are better represented than the inferred mineral resources. Given the limited sample size, a degree of risk exists in the estimates of recovery and flowsheet design. However, since a CIL circuit is proposed, this risk is not considered excessive for this stage of pre-feasibility study. Further testwork is planned for a final feasibility study.

     In June 2003, EBX also carried out two work index tests at the Centro de Tecnologia Mineral-CETEM (a Brazilian Mineral Research Institute). The results of these tests showed an average work index of 12.8 kilowatt hours per tonne.

     Since limited information is available regarding the mineralogical characterization of the sulphide ore, certain assumptions have been made to define the probable distribution of minerals in the mill feed. The chemical analysis of the sulphide ore and the mineralogical characterization of the oxide ore, both obtained from the Minorco testwork, were used. The proportion of stable minerals, such as hematite and magnetite, was maintained, and the proportion of carbonate and sulphide were slightly increased, based on the proportions of these minerals as described in the geological logs. In order to confirm these estimates, a petrology expert has been retained to carry out thin sections studies. The results of this study are pending.

     The main premise of the plant design for the sulphide ore project based on these tests results, is utilization of some of the heap leach process facilities that will be installed for treatment of the oxide ore at the Amapari Project. The plant is designed to process one million tonnes per year of sulphide ore, grading 4.51 grams of gold per tonne, with a recovery of 94%, producing on average 4.2 tonnes of gold (135,000 ounces per year).

     It is assumed that a conventional treatment route will be adopted, comprising primary, secondary and tertiary crushing, grinding via a ball mill, followed by CIL leaching. The milling and classification circuit and CIL leach train will be located adjacent to the future heap leach carbon regeneration, elution and electro-winning facilities of the planned open-pit mine.

     The tailings will initially be deposited in the exhausted open-pits 1 and 2 of the Tapereba D orebody, which are located at less than 800 metres to the east of the plant. These sites are expected to provide a volume of 1.2 million m3 for storage of tailings, also contributing to the topographic restoration of the area. Assuming a density of 1.5 t/m3 for the material, it may be possible to deposit 1.8 million t of material in these sites. The remaining material, around 3.2 million tonnes, are expected to be deposited in a valley, some 500 metres to the south of the metallurgical plant. Both areas will be prepared with leak detection systems and waterproofed with PVC lining. At the outflow point of the dams, the water chemistry will be monitored to avoid release of contaminants to the environment.

Markets and Contracts

     The product transported from the Amapari site will be gold doré bars to be refined by third party refiners. Gold bullion will be sold on international markets.

Environmental and Permitting Considerations

     Brazil has a well established series of procedures in federal, state and local laws and regulations governing environmental and permitting matters. Since the Amapari Project is situated within the Amazon Region, these procedures are generally stronger and more thoroughly scrutinized.

     AngloGold previously made substantial progress towards obtaining all required approvals for the commencement of mining at the Amapari Project. AngloGold and its consultants completed a significant number of environmental studies on the Amapari Project, although most of these studies addressed the environmental considerations associated with the open-pit mining of oxide ore. Studies associated with the underground mining of sulphide ore are less advanced, however Wheaton anticipates that it will be able to complete required studies before underground operating permits are required.

     Comprehensive environmental studies and management plans, including an Environmental Impact Assessment, an Environmental Monitoring Plan, and a Rehabilitation Plan were carried out by AngloGold, and submitted to the State Secretariat for the Environment as part of the licensing process.

     The aim of the environmental management plans is to meet all legislative requirements, minimize any possible environmental impacts and fully recuperate all impacted areas. The environmental management plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the project area.

     Enesar conducted an independent environmental assessment of the project in January 2004. Key recommendations include comprehensive geochemical characterization of construction materials and mine and beneficiation wastes, improvements in stormwater management and planning, and improvements in environmental monitoring and management procedures. Environmental Geochemistry International (EGi) has been retained to carry out the geochemical characterization studies.

     The key environmental impacts of the sulphide mining operation relate to the tailings dam and waste dumps. The tailings dam will be designed with a substantial freeboard to reduce the possibility of unplanned overflow of cyanide-bearing solution. Solution will be routinely recycled to the plant, but provision has been made for the incorporation of cyanide destruction facilities in the event that release of excess solution becomes necessary. The dam will be lined with an impermeable PVC liner, and monitoring bores will be installed around the dam. Wheaton has carried out a full review of all environmental issues associated with the oxide development using an internationally recognized consultant. All project concepts were confirmed as acceptable by this group.

Capital Cost Estimates

     Capital cost estimates have been prepared for the establishment of open-pit and heap leaching facilities for the exploitation of the near surface oxide mineral resources, and for the underground mining and CIL processing of the underlying sulphide mineral resources. Allowances are included for infrastructure and engineering, procurement and construction and owner’s project management costs. On-going replacement and development costs also are included. Total capital costs, including closure costs, for the open-pit mines and heap leach processing are estimated to be $65.5 million. Total capital costs, including closure costs, for the underground mine and CIL processing facility are estimated to be $75.7 million over the life of the mine.

Taxes

Corporate Income Tax

     Corporations in Brazil are generally subject to income tax at a rate of 25% plus a social contribution tax of 9% of accounting income for a theoretical composite tax rate of 34%. These tax rates are subject to change by the Brazilian legislature. Tax holidays exist to encourage the development of certain regions of the country.

     The State of Amapa is in a Brazilian income tax incentive zone where new projects can apply for a tax holiday in respect of corporate income tax. Accordingly, Wheaton qualifies to receive a 75% tax reduction for a maximum of 10 years on the 25% income tax normally payable on income and non-refundable additives assessed upon profits generated by the Amapari Project. As a result of this tax reduction, the tax rate used in the Amapari

Project cash flow model is 6.25% for the years 2004 to 2013, and 25% (full tax) thereafter. In addition to this incentive, other law is in place to encourage re-investment in the region. This permits the recovery of 30% of the income tax payable for use of expansion or extension of existing projects.

     The gold from the Amapari Project will be sold to external market as a commodity. A tax on financial transactions would only be applicable if the gold is traded as a financial asset.

     As an exporter of gold, the Amapari Project will be exempt from revenue taxes and trade taxes on sales.

State Royalty

     The Amapari Project is subject to a state royalty of 1% of gross revenue, 65% to be paid to the municipality of Pedra Branca do Amapari, 23% to the State Government and 12% to the Federal Government.

Production Estimates

     Metal recoveries are estimated dependent on ore type processed, oxide or sulphide, with an average value for recovery over the life of the mine of 91.8% of in situ gold.

     The proposed facilities at Amapari, for a base case scenario, will produce almost 1.5 million ounces of gold over a period of approximately 11 years, with a maximum annual output of approximately 188,000 ounces, in the second year and an average production of approximately 135,000 ounces per year for the last six years.

Mine Life and Payback

     Utilizing the base case projection, operations at the Amapari Project would commence in 2005 and continue for 11 years until 2015. In the optimistic case, the operations would continue for 14 years, until 2018, although no assurance can be given that production would extend to such time. Payback for the base case is two years.

     Advanced exploration opportunities exist at the Amapari Project which, Wheaton believes, have the potential to significantly extend the life of the operations.

Other Projects

El Limon Gold Deposits, Mexico

     Wheaton holds a 21.2% interest in the El Limon gold deposits (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%. Wheaton’s interest in El Limon was acquired through the acquisition of Miranda in November 2003. The El Limon project consists of a series of skarn related gold deposits located 15 kilometres north-west of the Los Filos Project.

     To date, the gold deposits in the El Limon area have not been densely drilled and only two deposits have enough data to qualify as a resource. Teck Cominco prepared resource estimates on both the El Limon and Los Guajes deposits in 2003 based on the results from the 2003 and earlier drilling campaigns. In 2003, Teck Cominco completed 1,208 metres of drilling over eight diamond drill holes at El Limon and 2,191 metres of drilling over 15 diamond drill holes at Los Guajes. To date, 45 diamond drill holes have been drilled on El Limon and 37 diamond drill holes and 7 RC drill holes have been completed at Los Guajes.

     The following table sets forth the estimated Mineral Resources for the El Limon gold deposits (100%) as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)

				Contained
Deposit	Category	Tonnes	Gold	Gold
		(000s)	(grams per tonne)	(ounces) (000s)
El Limón	Inferred	16,500	3.1	1,600
Los Guajes	Inferred	3,500	3.1	360

(1)	All Mineral Resources have been calculated as of December 31, 2003, in accordance with the CIM Standards.

(2)	The Mineral Resources for the El Limón gold deposits set out in the above table have been estimated by Jim Grey, P.Geo. of Teck Cominco and for Los Guajes by Al N. Samis, P.Geo. at Teck Cominco, both of whom are qualified persons under NI 43-101. The Mineral Resources are classified as inferred and are based on the CIM Standards.

(3)	Cut-off grade was 0.7 grams of gold per tonne.

(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

     Teck Cominco continues to advance this project, with more drilling on several of the other deposits through the first few months of 2004. Wheaton anticipated continued resource growth through 2004 on El Limon.

Golden Bear Mine

     Wheaton owns the Golden Bear Mine in northwestern British Columbia through its wholly-owned subsidiary, North American Metals Corp. The Golden Bear Mine was a seasonal operation that operated from about April to October annually. All mining was completed at the end of the 2000 operating season. In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons. The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production. Reclamation activities began in 2000 and should be completed during the summer of 2004 except for the access road. Reclamation consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement, sale of mine site equipment and the balance from working capital. Negotiations have been undertaken with the Province of British Columbia to see if the government is willing to assume responsibility for the access road that would relieve Wheaton of further liabilities. Long term monitoring of the local water streams in the area will remain as a Wheaton liability.

DIRECTORS AND OFFICERS

     The following table sets forth the name, municipality of residence, position held with Wheaton, principal occupation and number of Wheaton Shares beneficially owned by each person who is a director and/or an executive officer of Wheaton. The statement as to the Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 28, 2004.

			Number of Wheaton
			Shares Beneficially
			Owned, Directly or
			Indirectly or Over
Name and			Which Control or
Municipality of Residence	Position with Wheaton	Principal Occupation	Direction is Exercised
Ian W. Telfer(4)	Chairman, Chief Executive	Chairman and Chief Executive	340,000	(5)
West Vancouver,	Officer and a Director since	Officer of Wheaton
British Columbia	2001
Larry Bell(6)	Director since 2003	Non-Executive Chairman of	Nil(6)
West Vancouver,		the British Columbia Hydro
British Columbia		and Power Authority
Frank Giustra(3)	Director since 2001	Chairman of Endeavour	3,063,800	(7)(8)
West Vancouver,		Financial Corporation
British Columbia
Douglas Holtby(1)(2)	Director since 2003	President and Chief Executive	250,000	(9)
West Vancouver,		Officer of Arbutus Road
British Columbia		Investments Inc.
Eduardo Luna(10)	Executive Vice President and	Executive Vice President of	6,700	(10)
Mexico City, Mexico	a Director since 2002	Wheaton and President of
		Luismin, S.A. de C.V., a
		subsidiary of Wheaton

			Number of Wheaton
			Shares Beneficially
			Owned, Directly or
			Indirectly or Over
Name and			Which Control or
Municipality of Residence	Position with Wheaton	Principal Occupation	Direction is Exercised
Antonio Madero(2)	Director since 2002	Chairman and Chief Executive	Nil	(11)
Mexico City, Mexico		Officer of SANLUIS
		Corporacion, S.A. de C.V.
Ian J. McDonald (1)(3)(4)	Director since 1990	Chairman of Glencairn Gold	253,205	(12)(13)
Toronto, Ontario		Corporation
Neil Woodyer(2)	Director since 2001	Managing Director of	Nil	(8)(14)
London, England		Endeavour Financial
		Corporation
Peter Barnes	Executive Vice President and	Executive Vice President and	9,700	(15)
North Vancouver,	Chief Financial Officer	Chief Financial Officer of
British Columbia		Wheaton
Russell Barwick	Executive Vice President	Executive Vice President of	Nil	(16)
Sydney, Australia		Wheaton
Paul M. Stein	Secretary	Partner, Cassels Brock &	105,200	(17)
Toronto, Ontario		Blackwell LLP(law firm)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Safety Committee.

(5)	Mr. Telfer also owns 35,000 Wheaton Warrants and 7,000,000 Wheaton Options.

(6)	Mr. Bell owns 500,000 Wheaton Options.

(7)	Mr. Giustra also owns 300,000 Wheaton Warrants and 1,350,000 Wheaton Options.

(8)	Mr. Woodyer owns 1,350,000 Wheaton Options.

(9)	Mr. Holtby also owns 50,000 Wheaton Warrants and 550,000 Wheaton Options.

(10)	Mr. Luna also owns 831,666 Wheaton Options.

(11)	Mr. Madero owns 1,000,000 Wheaton Options. SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a Director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(12)	Mr. McDonald also owns 12,500 Wheaton Warrants and 850,000 Wheaton Options.

(13)	Glencairn Gold Corporation owns 65,001 Wheaton Shares and 212,500 Wheaton Warrants. Mr. McDonald is a Director of Wheaton and a Director of Glencairn Gold Corporation.

(14)	Endeavour Mining Capital Corporation, a company managed by Endeavour Financial Corporation, owns 4,400,000 Wheaton Shares and 1,462,500 Wheaton Warrants. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(15)	Mr. Barnes also holds 1,050,000 Wheaton Options.

(16)	Mr. Barwick holds 1,350,000 Wheaton Options.

(17)	Mr. Stein also holds 46,250 Wheaton Warrants and 250,000 Wheaton Options.

     Each of the foregoing individuals has held his present principal occupation with the same company set opposite his name for the past five years, except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; Mr. McDonald who, from February 1991 to September 2001, was Chairman and Chief Executive Officer of Wheaton; Mr. Luna who, prior to Wheaton’s acquisition of Minas Luismin, S.A. de C.V. in June 2002, was the President of Minas Luismin, S.A. de C.V. for the previous ten years and continued in such position following the acquisition (Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002); Mr. Bell who, from August 2001 to November 2003, was Chairman and Chief Executive

Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, was Chairman of the British Columbia Hydro and Power Authority; Mr. Barnes who, from September 1996 to March 2002 was Chief Financial Officer of Crew Development Corporation and from October 2000 to March 2002 was President and Chief Financial Officer of Crew Development Corporation; and Mr. Barwick who, from July 2000 to October 2001 was Managing Director and Chief Executive Officer of Newcrest Mining Limited and from July 1996 to July 2000 was a Director of Placer Dome Asia Pacific.

     Directors are elected at each annual meeting of Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

     As at April 28, 2004, the directors and executive officers of Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,028,605 Wheaton Shares, representing approximately 0.7% of the total number of Wheaton Shares outstanding before giving effect to the exercise of Wheaton Options or Wheaton Warrants held by such directors and executive officers.

Corporate Cease Trade Orders or Bankruptcies

     No director, officer, promoter or other member of management of Wheaton is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was a Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Conflicts of Interest

     To the best of Wheaton’s knowledge, and other than as disclosed in this Exhibit C and the joint management information circular to which this Exhibit C is attached, there are no known existing or potential conflicts of interest among Wheaton, its promoters, directors, officers or other members of management of Wheaton, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Wheaton and their duties as a director, officer, promoter or member of management of such other companies. See “Interest of Insiders in Material Transactions” and “Risk Factors — Conflicts of Interest”.

     The directors and officers of Wheaton are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Wheaton will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

STATEMENT OF EXECUTIVE COMPENSATION

     The following table provides information for the three financial years ended December 31, 2003 regarding compensation paid to or earned by Wheaton’s Chairman and Chief Executive Officer and Wheaton’s four most highly compensated executive officers other than the Chairman and Chief Executive Officer as at December 31, 2003 (the “Wheaton Named Executive Officers”).

Summary Compensation Table(1)

								Long-Term
		Annual Compensation						Compensation
								Securities
						Other Annual		Under Options	All Other
		Salary		Bonus		Compensation		Granted	Compensation
Name and Principal Position	Year	($)		($)		($)		(#)	($)
Ian W. Telfer	2003	428,113		535,111		Nil	(4)	6,000,000	Nil
Chairman and Chief Executive Officer	2002	213,321		222,873		Nil	(4)	750,000	Nil
	2001	39,222	(3)	Nil		Nil	(4)	1,000,000	12,551 (5)
Peter Barnes	2003	95,136	(6)	89,190		Nil	(4)	1,350,000	37,817 (6)
Executive Vice President and	2002	N/A		N/A		N/A		N/A	N/A
Chief Financial Officer	2001	N/A		N/A		N/A		N/A	N/A
Russell Barwick (7)	2003	341,500	(2)(8)	82,035	(2)(9)	30,700		1,350,000	N/A
Executive Vice President of Wheaton	2002	N/A		N/A		N/A		N/A	N/A
and President of Wheaton Minerals	2001	N/A		N/A		N/A		N/A	N/A
Asia Pacific Ltd. (Australia)
Eduardo Luna(7)	2003	236,739		97,213		70,595		1,765,000	Nil
Executive Vice President of Wheaton	2002	124,801	(10)	45,850	(10)	32,263	(10)(11)	650,000	Nil
and President of Luismin, S.A. de C.V.	2001	N/A		N/A		N/A		N/A	N/A
Salvador Garcia(7)	2003	145,928		59,153		35,911		275,000	Nil
Vice President, Production of	2002	82,588	(10)	29,983	(10)	18,797	(10)(11)	90,000	Nil
Luismin, S.A. de C.V.	2001	N/A		N/A		N/A		N/A	N/A
Luis Muruato(7)	2003	140,835		57,052		35,261		250,000	Nil
Vice President, Development of	2002	77,201	(10)	27,220	(10)	18,412	(10)(11)	80,000	Nil
Luismin, S.A. de C.V.	2001	N/A		N/A		N/A		N/A	N/A

(1)	All dollar amounts are expressed in United States dollars. The 2003 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.4015 which is the Bank of Canada 2003 average noon rate of exchange. The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange. The 2001 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for Wheaton’s 2001 audited consolidated financial statements.

(2)	Mr. Barwick’s 2003 salary, bonus and other annual compensation of Australian $453,750, Australian $109,000 and Australian $40,792, respectively, are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to Australian $1.3287 which was the Bank of Canada noon rate of exchange on December 31, 2003.

(3)	Mr. Telfer was appointed as Chairman and Chief Executive Officer of Wheaton effective September 28, 2001. This amount represents salary from October 1, 2001 to December 31, 2001.

(4)	The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and are therefore not disclosed.

(5)	Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of Wheaton.

(6)	Mr. Barnes was appointed as Executive Vice President of Wheaton in February 2003 and as Chief Financial Officer of Wheaton effective July 1, 2003. Salary of $95,136 represents the period from May 1, 2003 to December 31, 2003. All other compensation of $37,817 was paid during the period from February 1, 2003 to April 30, 2003 for consulting fees.

(7)	These salaries were wholly or partially paid by the Subsidiaries.

(8)	Mr. Barwick was appointed as Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Pty Ltd. in February 2003. This amount represents salary from February 1, 2003 to December 31, 2003.

(9)	This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick’s annual base salary.

(10)	These amounts represent compensation from June 19, 2002, the date of acquisition of Minas Luismin, S.A. de C.V., to December 31, 2002.

(11)	These amounts represent pension plan contributions (see “Luismin Pension Plan” below for details), multiple benefit plan payments, life insurance premiums and allowance for food, car and housing.

Stock Options

     The following table provides details of stock options granted to the Wheaton Named Executive Officers during the financial year ended December 31, 2003 pursuant to Wheaton’s 2001 share option plan.

Option Grants During 2003

				Market Value of
	Securities	% of Total		Securities Underlying
	Under Options	Options Granted to	Exercise or	Options on the
	Granted	Employees in	Base Price	Date of Grant
Name	(#)	Financial Year(1)	(Cdn$/Security)	(Cdn$/Security)	Expiration Date
Ian W. Telfer	1,000,000	15.3%	1.40	1.40	February 27, 2006
	2,500,000	38.1%	1.60	1.60	June 13, 2008
	2,500,000	38.1%	3.25	3.25	November 17, 2008
Peter Barnes	450,000	6.9%	1.40	1.40	February 27, 2006
	400,000	6.1%	1.60	1.60	June 13, 2008
	500,000	7.6%	3.25	3.25	November 17, 2008
Russell Barwick	450,000	6.9%	1.40	1.40	February 27, 2006
	400,000	6.1%	1.60	1.60	June 13, 2008
	500,000	7.6%	3.25	3.25	November 17, 2008
Eduardo Luna	350,000	5.3%	1.40	1.40	February 27, 2006
	800,000	12.2%	1.60	1.60	June 13, 2008
	615,000	9.4%	3.25	3.25	November 17, 2008
Salvador Garcia	45,000	0.7%	1.40	1.40	February 27, 2006
	120,000	1.8%	1.60	1.60	June 13, 2008
	110,000	1.7%	3.25	3.25	November 17, 2008
Luis Muruato	40,000	0.6%	1.40	1.40	February 27, 2006
	110,000	1.7%	1.60	1.60	June 13, 2008
	100,000	1.5%	3.25	3.25	November 17, 2008

(1)	Based on the total number of options granted to employees of Wheaton and its subsidiaries pursuant to the Share Option Plan during the financial year ended December 31, 2003 of 6,555,000.

     The following table provides details regarding stock options exercised by the Wheaton Named Executive Officers during the financial year ended December 31, 2003 and year-end option values.

Aggregated Option Exercises During 2003 and Year-End Option Values

					Value of Unexercised
			Unexercised Options at		in-the-money Options at
	Securities	Aggregate	December 31, 2003		December 31, 2003(1)
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
Ian W. Telfer	750,000	2,051,593	6,750,000	250,000	9,188,332	524,218
Peter Barnes	200,000	369,543	1,150,000	Nil	1,420,226	Nil
Russell Barwick	Nil	N/A	1,350,000	Nil	1,802,567	Nil
Eduardo Luna	1,583,334	2,721,230	615,000	216,666	295,032	454,321
Salvador Garcia	225,000	330,065	110,000	30,000	52,770	62,906
Luis Muruato	203,334	413,459	100,000	26,666	52,770	55,915

(1)	Calculated using the closing price of the Wheaton Shares on the Toronto Stock Exchange (the “TSX”) on December 31, 2003 of Cdn$3.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Wheaton Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.7738 or US$1.00 to Cdn$1.2924, being the Bank of Canada noon rate of exchange on December 31, 2003.

Luismin Pension Plan

     Luismin maintains a non-contributory defined benefit pension plan (the “Pension Plan”) pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

     The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

Remuneration	Years of Service
($)	15	20	25	30	35
125,000	14,307	17,877	21,446	28,042	28,042
150,000	17,920	22,393	26,866	35,351	35,351
175,000	21,533	26,909	32,285	42,661	42,661
200,000	25,147	31,426	37,705	49,970	49,970
225,000	28,760	35,942	43,125	57,279	57,279
250,000	32,373	40,459	48,544	64,588	64,588
300,000	39,600	49,492	59,385	79,209	79,209
400,000	54,052	67,558	81,064	108,446	108,446
500,000	68,505	85,624	102,743	137,684	137,684

     The above table is applicable to each of Messrs. Luna, Garcia and Muruato. Years of service for each of such Wheaton Named Executive Officers is as follows as at December 31, 2003: Eduardo Luna — 14.6 years; Salvador Garcia — 13.3 years; and Luis Muruato — 16.4 years.

Composition of the Compensation Committee

     The Compensation Committee is composed of three directors of Wheaton who are neither officers nor employees of Wheaton or any of its subsidiaries. At December 31, 2003, the members of the Compensation Committee were: Neil Woodyer (Chairman), Douglas Holtby and Antonio Madero. Mr. Woodyer is Managing Director of Endeavour Financial Corporation (“Endeavour Financial”). See “Interest of Insiders in Material Transactions”.

Base Salary

     The base salary of each particular executive officer is determined by an assessment by the Wheaton Board of Directors of such executive’s performance, a consideration of competitive compensation levels in companies similar to Wheaton and a review of the performance of Wheaton as a whole and the role such executive officer played in such corporate performance.

Bonus

     Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

     Wheaton provides a long-term incentive by granting options to executive officers through the Share Option Plan. The options granted permit executives to acquire Wheaton Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in Wheaton over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of Wheaton and its shareholders.

Retirement Plans

     At the option of all Canadian-based employees of Wheaton, including Messrs. Telfer and Barnes, Wheaton matches contributions made by each employee to their respective Registered Retirement Savings Plans to a maximum of Cdn$7,750 per annum.

     Luismin maintains the Pension Plan pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus. See “Luismin Pension Plan” above for further details.

Compensation of Chief Executive Officer

     The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of Wheaton, namely base salary, bonus and long-term incentives in the form of stock options. These components are set forth in Mr. Telfer’s employment agreement and provide for a minimum base salary of Cdn$250,000 per year. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Wheaton Board of Directors with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers at Wheaton, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of Wheaton’s objectives for the previous financial year. Effective July 1, 2002, Mr. Telfer’s salary was increased from Cdn$250,000 per year to Cdn$420,000 per year and he was granted a cash bonus of Cdn$350,000 in recognition of his contribution to the development of Wheaton and, in particular, the acquisition of Minas Luismin, S.A. de C.V. and the related financing. Effective January 1, 2003, Mr. Telfer’s salary was increased from Cdn$420,000 per year to Cdn$600,000 per year and he was granted a cash bonus of Cdn$750,000 in recognition of the acquisition of the Peak Mine and the acquisition of a 37.5% interest in the Alumbrera Mine and the related financings. During the financial year ended December 31, 2003, Mr. Telfer was also granted 6,000,000 stock options under the Share Option Plan (see “Option Grants During 2003” table above for further details).

The foregoing report has been submitted by:	Neil Woodyer (Chairman)
Douglas Holtby
Antonio Madero

Employment Agreements

     Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Eduardo Luna as Executive Vice President, and Russell Barwick as Executive Vice President. The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years’ salary in the case of Messrs. Telfer, Luna and Barwick and two years’ salary in the case of Mr. Barnes to be paid to each of such officers if there is a change of control of Wheaton and such officers do not elect in writing to terminate their respective employment within 120 days from the date of such change of control.

     Luismin, a wholly-owned subsidiary of Wheaton, has entered into employment agreements with Salvador Garcia and Luis Muruato. Under Mexican labor laws, Messrs. Garcia and Muruato are entitled to a severance payment of 90 days plus 20 days for each year of seniority in the event that their employment is terminated by Luismin for any reason whatsoever. Mr. Garcia has been employed by Luismin since September 17, 1990 and Mr. Muruato has been employed by Luismin since July 25, 1987.

     Other than as described above, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Wheaton Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Wheaton Named Executive Officers’ responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

     The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Wheaton Board of Directors or committee of the Wheaton Board of Directors attended. During the financial year ended December 31, 2003, total compensation paid to non-executive directors was $118,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2003, Wheaton granted stock options to six non-executive directors to purchase an aggregate of 4,600,000 Wheaton Shares.

Other Arrangements

     None of the directors of Wheaton were compensated in their capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

     During the financial year ended December 31, 2003, Endeavour Financial received a fee equal to $1,500,000 for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility. In addition, Endeavour Financial received an advisory fee of $643,000 in connection with the acquisition of Peak and Alumbrera and $145,000 under the Management Services Agreement. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial. See “Interest of Insiders in Material Transactions”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     Wheaton has purchased, for the benefit of Wheaton, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of Wheaton or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance is $10,000,000 and, subject to the retention referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the annual premium for the financial year ended December 31, 2003 was $385,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for retentions as follows:

(i)	with respect to the directors and officers there is no retention applicable; and

(ii)	with respect to reimbursement of Wheaton there is a retention of $500,000 per claim in respect of claims alleging a violation of any securities regulation and $150,000 per claim in respect of all other claims.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     The following table provides details regarding the indebtedness of directors, executive officers and senior officers of Wheaton or any of its subsidiaries during the financial year ended December 31, 2003 and as at the date hereof. The aggregate indebtedness to Wheaton or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of Wheaton or any of its subsidiaries as at the date hereof is $59,414.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

		Largest Amount
		Outstanding During
		Financial Year Ended	Amount Outstanding
		December 31, 2003	as at April 28, 2004
Name and Principal Position	Involvement of Wheaton(1)	($)	($)
Eduardo Luna
Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	48,702 (2)	25,067	(2)
Salvador Garcia
Vice President, Production of Luismin, S.A. de C.V.	Lender	22,471 (2)	11,235	(2)
Luis Muruato
Vice President, Development of Luismin, S.A. de C.V.	Lender	24,718 (2)	13,483	(2)

(1)	These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)	All indebtedness relates to loans to purchase automobiles. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

     Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as described below and elsewhere in this Exhibit C or the joint management information circular to which this Exhibit C is attached, since January 1, 2003, no insider of Wheaton, nominee for election as a director of Wheaton, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect Wheaton or any of its subsidiaries.

     In May 2001, Wheaton entered into an agreement (the “Management Services Agreement”) with Endeavour Financial pursuant to which Endeavour Financial agreed to assist Wheaton to find and finance acquisitions and mergers for Wheaton. The original agreement was to expire in May 2002, however, it was subsequently extended on a month to month basis. The Management Services Agreement requires Wheaton to pay to Endeavour Financial $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by Wheaton. In June 2002, Endeavour Financial received a success fee equal to $1,200,000 in connection with the acquisition of Minas Luismin, S.A. de C.V. In March 2003, Endeavour Financial received a fee of $643,000 for financial advisory services in connection with the private placement of 230,000,000 subscription receipts. In June 2003, Endeavour Financial received a fee of $1,500,000 for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial.

     During the financial year ended December 31, 2003, legal fees of $1,647,000 were paid to a firm in which the Secretary of Wheaton is a partner. Legal fees for the financial year ended December 31, 2003 of $43,000 were also paid to firms in which the Secretaries of subsidiary companies are partners. Consulting expenses for the financial year ended December 31, 2003 of $2,288,000 were paid to corporations with directors in common, including amounts paid to Endeavour Financial in 2003 as described above.

     In connection with the Arrangement, Wheaton engaged Endeavour Financial to provide financial advisory services to Wheaton and, upon completion of the Arrangement, Wheaton has agreed to pay a fee of $5,000,000 to Endeavour Financial. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial.

CONSOLIDATED CAPITALIZATION

     The following table sets forth the consolidated capitalization of Wheaton as at December 31, 2003. The table should be read in conjunction with the consolidated financial statements of Wheaton for the financial year ended December 31, 2003, including the notes thereto, and management’s discussion and analysis of results of operations and financial condition incorporated by reference in the Circular to which this Exhibit C is attached.

As at
December 31, 2003
($ in thousands)
Long-Term Debt	122,423

Common Shares(1)	505,090
Preference Shares	—
Share Purchase Options	877
Contributed Surplus	600
Retained Earnings	49,551

Total Capitalization	678,541

(1)	As at December 31, 2003, an additional 24,470,863 Wheaton Shares were issuable upon exercise of the Wheaton Options and an additional 155,308,119 Wheaton Shares were issuable upon exercise of the Wheaton Warrants.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

     The authorized share capital of Wheaton consists of an unlimited number of Wheaton Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of April 28, 2004, 568,210,638 Wheaton Shares and no Preference Shares were issued and outstanding.

Wheaton Shares

     The holders of the Wheaton Shares are entitled to receive notice of, attend and vote at any meeting of Wheaton’s shareholders, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Wheaton Shares carry one vote per share. The holders of the Wheaton Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Wheaton Board of Directors, out of funds legally available therefore, subject to the preferential rights of any shares ranking prior to the Wheaton Shares. In the event of the liquidation, dissolution or winding-up of Wheaton, the holders of the Wheaton Shares will be entitled to receive on a pro-rata basis all of the assets of Wheaton remaining after payment of all of Wheaton’s liabilities, subject to the preferential rights of any shares ranking prior to the Wheaton Shares.

Preference Shares

     The Preference Shares may, at any time or from time to time, be issued in one or more series. The Wheaton Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Wheaton Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Wheaton Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Wheaton.

DIVIDEND RECORD AND POLICY

     Wheaton currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Wheaton Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Wheaton Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Wheaton has not paid any dividends since its incorporation.

SHARE OPTION PLAN

     Wheaton has established a share option plan (the “2001 Share Option Plan”) which is designed to advance the interests of Wheaton by encouraging employees, officers, directors and consultants to have equity participation in Wheaton through the acquisition of Wheaton Shares. As at April 28, 2004, there were 23,936,161 Wheaton Shares reserved for issuance upon exercise of options granted under the 2001 Share Option Plan and all other share compensation plans, 22,686,161 under the 2001 Share Option Plan and 1,250,000 outside of the 2001 Share Option Plan, but subject to the same terms as if issued under the 2001 Share Option Plan.

     Options granted under the 2001 Share Option Plan will have an exercise price of not less than the closing price of the Wheaton Shares on the TSX on the trading day immediately preceding the date on which the option is granted and will be exercisable for a period not to exceed ten years. Options granted under the 2001 Share Option Plan are not transferable or assignable. Options granted under the 2001 Share Option Plan terminate: (i) within a period of 30 days after the termination of an optionee’s employment, such longer period as determined by the Wheaton Board of Directors, subject to the restrictions on such determination as set out in the 2001 Share Option Plan; and (ii) within a period after the optionee’s death as determined by the Wheaton Board of Directors, subject to the restrictions on such determination as set out in the 2001 Share Option Plan.

LEGAL PROCEEDINGS

     Wheaton is not a party to any pending legal proceedings the outcome of which could have a material adverse affect on Wheaton.

RISK FACTORS

     The operations of Wheaton are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. One of Wheaton’s mining operations also produces significant amounts of copper. These risk factors could materially affect Wheaton’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Wheaton.

Exploration, Development and Operating Risk

     Although Wheaton’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

     Mining operations generally involve a high degree of risk. Wheaton’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Wheaton or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wheaton not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by Wheaton towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

     Wheaton’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Wheaton’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although Wheaton maintains insurance to protect against certain risks in such amounts as it consider to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Wheaton may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Wheaton or to other companies in the mining industry on acceptable terms. Wheaton might also become subject to liability for pollution or other hazards which may not be insured against or which Wheaton may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Wheaton to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

     All phases of Wheaton’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Wheaton’s operations. Environmental hazards may exist on the properties on which Wheaton holds interests which are unknown to Wheaton at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, and may in the future be, required in connection with Wheaton’s operations. To the extent such approvals are required and not obtained, Wheaton may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Wheaton and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Production at certain of Wheaton’s mines involves the use of sodium cyanide which is a poison. Should sodium cyanide leak or otherwise be discharged from the containment system then Wheaton may become subject to liability for clean up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Wheaton may become subject to liability for hazards that may not be insured against.

Environmental Risks at the Alumbrera Mine

     Despite design considerations at the Alumbrera Mine, an elevated sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within MAL’s concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis river. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

     The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

     Wheaton did not obtain any indemnities from the vendors of its 37.5% interest in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental Risks at the Peak Mine

     Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002. PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

     PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Consultants in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

     It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

     PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

Luismin Tailings Management Risks

     Although the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams, existing tailings containment sites do not comply with World Bank standards. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on a single pumping station to elevate the tailings to the containment site. The tailings line crosses the river valley on a newly constructed cable suspension bridge designed with provisions for spill containment in the event of a line failure. Currently, the solution return line is suspended by cable without provision for containment in the event of line failure, however, plans are to relocate the solution return line to the suspended bridge in the near future that will provide containment. The stability review and engineering of a toe berm to stabilize the Tayoltita tailings containment area has been completed and construction of the stabilization berm is scheduled to commence in the immediate future.

     The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and successful efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability but several remediation measures are being taken.

     The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 70 metres above the floor of the canyon. The capacity of the site is exhausted and operation of the San Antonio mill ended in November 2003.

     In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. In 2002, an independent consultant identified the San Antonio tailing dam integrity as an issue that required immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure required a thorough investigation and remedial action. A geotechnical investigations was completed in 2003 by Luismin that indicated that the current tailings dam stability was marginal. The geotechnical engineering has basically been completed to stabilize the upstream and downstream faces of the tailings containment area and stabilization and closure of the impoundment is scheduled to begin in the near future.

     At the San Martin tailings operation seepage is occurring from the tailings area and cyanide is showing up in groundwater down gradient from the tailings cells. Adjacent lands have been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. A stability review has been undertaken and indicates that current safety factors do not meet appropriate standards. Design work on alternatives to improve stability has been completed. The construction of the stabilization berm is approximately 50% completed and a filtering plant is being designed to dewater future tailings prior to depositing the tailings in the containment area. This measure is designed to improve the stability and increase the future storage capacity of the impoundment as well as eliminate the ground infiltration problem.

     Wheaton will be required to make further capital expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Wheaton may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. To the extent that Wheaton is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Wheaton. Should Wheaton be unable to fund fully the cost of remedying an environmental problem, Wheaton may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Wheaton.

     Wheaton did not obtain any indemnities from the vendors of Luismin against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam and seepage occurring from the tailings area at the San Martin operation.

Permitting

     Wheaton’s operations in Mexico, Argentina and Australia are subject to receiving and maintaining permits from appropriate governmental authorities. Although Luismin, MAL and PGM currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of its properties, Wheaton must receive permits from appropriate governmental authorities. There can be no assurance that Wheaton will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Wheaton’s operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

     The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAL and could adversely affect Wheaton’s financial condition and results of operations.

     The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAL and have an adverse effect on the financial condition and operations of Wheaton.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

     The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Wheaton’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

     Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Wheaton’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Wheaton’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

     Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Wheaton’s ten year mine plan for the Luismin mining operations includes approximately 68% of production based on inferred mineral resources. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Ore/Mineral Reserves

     Because mines have limited lives based on proven and probable ore/mineral reserves, Wheaton must continually replace and expand its ore/mineral reserves as its mines produce gold, silver and copper. The life-of-mine estimates included in this annual information form for each of Luismin, the Alumbrera Mine and the Peak Mine may not be correct. Wheaton’s ability to maintain or increase its annual production of gold, silver and copper will be dependent in significant part on its ability to bring new mines into production and to expand ore/mineral reserves at existing mines.

     Luismin has an estimated mine life of five years based on proven and probable mineral reserves. Historically, Luismin has sustained operations through the conversion of a high percentage of inferred mineral resources to mineral reserves. The Alumbrera Mine has an estimated mine life of ten years. Wheaton does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to ore reserves. The Peak Mine has an estimated mine life of five years based on current ore reserves.

Land Title

     Although the title to the properties owned and proposed to be acquired by Wheaton were reviewed by or on behalf of Wheaton, no formal title opinions were delivered to Wheaton and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Wheaton’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Wheaton has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Wheaton’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Wheaton may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

     The mining industry is competitive in all of its phases. Wheaton faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Wheaton. As a result of this competition, Wheaton may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Wheaton’s revenues, operations and financial condition could be materially adversely affected.

Additional Capital

     The mining, processing, development and exploration of Wheaton’s properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Wheaton’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Wheaton. Low gold prices during the five years prior to 2002 adversely affected Wheaton’s ability to obtain financing, and low gold, silver and copper prices could have similar effects in the future.

Commodity Prices

     The price of the Wheaton Shares, Wheaton’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold, silver and copper. Gold, silver and copper prices fluctuate widely and are affected by numerous factors beyond Wheaton’s control such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. The price of gold, silver and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Wheaton’s properties to be impracticable. Depending on the price of gold, silver and copper, cash flow from mining operations may not be sufficient and Wheaton could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Wheaton’s mining properties is dependent on gold, silver and copper prices that are adequate to make these properties economic.

     Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver and copper prices could result in material write-downs of Wheaton’s investment in mining properties and increased amortization, reclamation and closure charges.

     In addition to adversely affecting Wheaton’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

     Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

     Currently Wheaton’s policy is not to hedge future metal sales, however, this policy may change in the future. MAL does hedge some metal sales. Hedging of metal sales may require margin activities. Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of Wheaton or MAL.

     There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Wheaton and MAL from a decline in the price of the metal being hedged, it may also prevent Wheaton and MAL from benefiting fully from price increases.

Exchange Rate Fluctuations

     Exchange rate fluctuations may affect the costs that Wheaton incurs in its operations. Gold, silver and copper is sold in US dollars and Wheaton’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos, Brazilian reals and Australian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms. From time to time, Wheaton transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Wheaton’s financial position.

Government Regulation

     The mining, processing, development and mineral exploration activities of Wheaton are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Wheaton’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Wheaton.

Foreign Operations

     The majority of Wheaton’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such Wheaton’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization;

renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia Brazil may adversely affect Wheaton’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Wheaton’s operations or profitability.

Labour and Employment Matters

     While Wheaton has good relations with both its unionized and non-unionized employees, production at the Luismin mining operations and at the Alumbrera and Peak mines is dependant upon the efforts of Wheaton’s and MAL’s employees. In addition, relations between Wheaton and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Wheaton carries on business. Adverse changes in such legislation or in the relationship between Wheaton or MAL with its employees may have a material adverse effect on Wheaton’s business, results of operations and financial condition.

Economic and Political Instability in Argentina

     The Alumbrera Mine is located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina is experiencing severe economic difficulties including a significant currency devaluation. The operations of MAL may be affected in the foreseeable future by these conditions.

     In response to the political and economic instability in Argentina, in January 2002, the government announced the abandonment of the one to one peg of the Argentina peso to the U.S. dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

     There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the mine site about one year ago which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions could occur if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

     Certain events could have significant political ramifications to MAL in Argentina. In particular, serious environmental incidents such as contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

     The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAL pursuant to the UTE Agreement (see “Narrative Description of the Business — Alumbrera Mine, Argentina —Property Description and Location’’ for details regarding the UTE Agreement). Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAL’s rights to the Alumbrera mining prospects in particular, could adversely impact MAL’s ability to operate the Alumbrera Mine.

     Certain political and economic events such as: (i) the inability of MAL to obtain U.S. dollars in a lawful market of Argentina or to effect the lawful transfer of U.S. dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAL’s ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

Foreign Subsidiaries

     Wheaton is a holding company that conducts operations through foreign (Mexican, Argentinian, Brazilian, Bermudian, Australian, Cayman Island and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Wheaton’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Wheaton’s valuation and stock price.

Acquisition Strategy

     As part of Wheaton’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Wheaton may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Wheaton. Wheaton cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Wheaton’s business.

Joint Ventures

     Wheaton holds an indirect 37.5% interest in the Alumbrera Mine, the other 12.5% and 50% interests being held indirectly by Northern Orion, and Xstrata, respectively. Wheaton’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Wheaton’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Wheaton’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Wheaton Shares

     The Wheaton Shares are listed on the TSX and the AMEX. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Wheaton’s share price is also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

     As a result of any of these factors, the market price of the Wheaton Shares at any given point in time may not accurately reflect Wheaton’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Wheaton may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

     No dividends on the Wheaton Shares have been paid by Wheaton to date. Wheaton anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Wheaton does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Wheaton’s board of directors after taking into account many factors, including Wheaton’s operating results, financial condition and current and anticipated cash needs.

Dilution to Wheaton Shares

     As of April 28, 2004, approximately 200,606,108 Wheaton Shares are issuable on exercise of warrants, options or other rights to purchase Wheaton Shares at prices ranging from Cdn$0.57 to Cdn$3.92. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Wheaton Shares with a resulting dilution in the interest of the other shareholders. Wheaton’s ability to obtain additional financing during the period such warrants, options or other rights are outstanding may be adversely affected and the existence of such warrants, options or other rights may have an adverse effect on the price of the Wheaton Shares. The holders of the warrants, options and other rights may exercise such securities at a time when Wheaton would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding warrants, options or other rights.

     The increase in the number of Wheaton Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Wheaton Shares. In addition, as a result of such additional Wheaton Shares, the voting power of Wheaton’s existing shareholders will be substantially diluted.

Future Sales of Wheaton Shares by Existing Shareholders

     Sales of a large number of Wheaton Shares in the public markets, or the potential for such sales, could decrease the trading price of the Wheaton Shares and could impair Wheaton’s ability to raise capital through future sales of Wheaton Shares. Wheaton has previously completed private placements at prices per share which are lower than the current market price of the Wheaton Shares. Accordingly, a significant number of shareholders of Wheaton have an investment profit in the Wheaton Shares that they may seek to liquidate. Substantially all of the Wheaton Shares can be resold without material restriction either in the United States, in Canada or both.

Key Executives

     Wheaton is dependent on the services of key executives, including its Chairman and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of Wheaton, the loss of these persons or Wheaton’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Conflicts of Interest

     Certain of the directors and officers of Wheaton also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Certain of the directors of Wheaton are officers of Endeavour Financial which acts as financial advisor to Wheaton and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by any of such directors and officers involving Wheaton will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Wheaton and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Insiders in Material Transactions”.

AUDITORS, REGISTRAR AND TRANSFER AGENT

     The auditors of Wheaton are Deloitte & Touche LLP, Chartered Accountants, Four Bentall Centre, P.O. Box 49279, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4.

     The registrar and transfer agent for the Wheaton Shares and the warrant agent for the Wheaton Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Exhibit C from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Manager of Wheaton at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6; telephone (604) 696-3011. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

     The following documents, filed by Wheaton with the securities regulatory authorities in the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Exhibit C:

(a)	the audited financial statements of Minera Alumbrera Limited as at June 30, 2003 and 2002 and for the financial years ended June 2003, 2002 and 2001, together with the report of independent auditors thereon and the notes thereto, as filed on SEDAR;

(b)	the audited financial statements of Peak Gold Mines Pty Limited as at December 31, 2002 and for the financial year ended December 31, 2002, together with the auditors’ report thereon and the notes thereto, as filed on SEDAR; and

(b)	the material change report dated April 7, 2004 relating to the Combination.

     Any financial statements, management information circulars, management’s discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by Wheaton with a securities commission or similar authority in Canada after the date of this Circular and prior to the Wheaton Meeting shall be deemed to be incorporated by reference in this Circular.

     Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SCHEDULE ‘‘A’’ TO EXHIBIT C

WHEATON RIVER MINERALS LTD.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

     The following table indicates how the corporate governance practices of Wheaton align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines			Corporate Governance Practices of Wheaton
1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:		The Wheaton Board of Directors is responsible for the stewardship of the business and affairs of Wheaton and it reviews, discusses and approves various matters related to Wheaton’s operations, strategic direction and organizational structure to ensure that the best interests of Wheaton and its shareholders are being served. The Wheaton Board of Directors’ duties include social responsibility issues and environmental matters.

	a)	Adoption of a strategic planning process	The duties of the Wheaton Board of Directors include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Wheaton Board of Directors monitors management on a regular basis. Management of Wheaton is aware of the need to obtain Wheaton Board of Directors approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Wheaton Board of Directors, with whom management has a good working relationship.

	b)	Identification of principal risks, and implementing risk management systems	The Wheaton Board of Directors and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

	c)	Succession planning and monitoring senior management	The Wheaton Board of Directors is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

	d)	Communications policy	The communications policy of Wheaton is reviewed by the Wheaton Board of Directors periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

TSX Corporate Governance Guidelines			Corporate Governance Practices of Wheaton
Wheaton communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Manager, Investor Relations and, as required, by the Chairman and Chief Executive Officer of Wheaton.

Wheaton is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. Wheaton has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

	e)	Integrity of internal control and management information systems	The Wheaton Board of Directors and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2.	a)	Majority of directors should be unrelated	Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

The Wheaton Board of Directors is currently comprised of eight (8) members, four (4) of whom are considered to be unrelated directors.

	b)	If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to Wheaton since it does not have a significant shareholder.

3.	Disclose, for each director, whether he is related, and how that conclusion was reached		Ian W. Telfer, Chairman and Chief Executive Officer, is considered to be a related director because he is the Chairman and Chief Executive Officer.

Eduardo Luna, Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., is considered to be a related director because he is employed by Wheaton and a subsidiary of Wheaton.

TSX Corporate Governance Guidelines		Corporate Governance Practices of Wheaton
Frank Giustra and Neil Woodyer are related directors as a result of their interest in and positions with Endeavour Financial Corporation which has business relationships with Wheaton.

Ian McDonald is considered to be an unrelated director as he no longer has any business or employment relationships with Wheaton.

Antonio Madero is an unrelated director as he does not have any business or employment relationships with Wheaton.

Larry Bell and Douglas Holtby are unrelated directors as they do not have any business, employment or other relationships with Wheaton.

The shareholdings of each director are disclosed in Exhibit C to which this Schedule “A” is attached under the heading “Directors and Officers”.

4.	Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Wheaton Board of Directors and reviewing the performance and qualification of existing directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance and Nominating Committee is responsible for reviewing on a periodic basis the size and composition of the Wheaton Board of Directors and assessing the effectiveness of the Wheaton Board of Directors as a whole, the committees of the Wheaton Board of Directors and the contributions of individual directors.

6.	Provide an orientation and education program for new directors	The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new members of the Wheaton Board of Directors.

7.	Implement a process to examine size of board, with a view to improving effectiveness	The Wheaton Board of Directors is of the view that its current size (eight (8) directors) is conducive to effective decision-making.

8.	Board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews the adequacy and form of, and recommends to the Wheaton Board of Directors, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

TSX Corporate Governance Guidelines		Corporate Governance Practices of Wheaton
9.	Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There are four committees of the Wheaton Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental and Safety Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of Wheaton. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for Wheaton. The members of the Audit Committee are Douglas Holtby (Chairman), Larry Bell and Ian McDonald, all of whom are unrelated directors.

The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are Neil Woodyer (Chairman), Douglas Holtby and Antonio Madero, all of whom are unrelated directors.

The Corporate Governance and Nominating Committee meets at least once each year or more frequently as circumstances require. The Corporate Governance and Nominating Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairman of such committee may meet with Wheaton’s external corporate counsel to discuss Wheaton’s corporate governance policies and practices. The members of the Corporate Governance and Nominating Committee are Ian McDonald (Chairman), Frank Giustra and Larry Bell, all of whom are outside directors. The Corporate Governance and Nominating Committee is comprised of a majority of unrelated directors.

TSX Corporate Governance Guidelines			Corporate Governance Practices of Wheaton
The Environmental and Safety Committee oversees the development and implementation of policies and best practices of Wheaton relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Environmental and Safety Committee are Eduardo Luna (Chairman), Ian McDonald and Ian Telfer, one of whom is an outside director. The Environmental and Safety Committee is not comprised of a majority of unrelated directors due to the number of unrelated directors on the Wheaton Board of Directors.

Other matters are considered by the full Wheaton Board of Directors. As required by applicable law or when circumstances warrant, the Wheaton Board of Directors may strike ad hoc committees.

10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues		The Wheaton Board of Directors has assigned responsibility for Wheaton’s approach to corporate governance issues to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is currently conducting a review of Wheaton’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

11.	a)	Define limits to management’s responsibilities by developing mandates for:

		(i) the board	Currently, there is no specific written mandate of the Wheaton Board of Directors, other than the corporate standard of care set out in the governing corporate legislation of Wheaton, the Business Corporations Act (Ontario) (the “OBCA”). The OBCA indicates that each director and officer of a corporation governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Wheaton Board of Directors explicitly assumes responsibility for stewardship of Wheaton, including the integrity of the Company’s internal control and management information systems. A specific written mandate for the Wheaton Board of Directors is currently under review by the Corporate Governance and Nominating Committee.

TSX Corporate Governance Guidelines			Corporate Governance Practices of Wheaton
Although the Wheaton Board of Directors supervises, directs and oversees the business and affairs of Wheaton, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Wheaton Board of Directors meets as required by circumstances.

The Wheaton Board of Directors expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Wheaton Board of Directors.

		(ii) the Chief Executive Officer	The objective set for the Chief Executive Officer by the Wheaton Board of Directors is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

	b)	Board should approve Chief Executive Officer’s corporate objectives	See Item 11(a)(ii) above.

12.	Implement structures and procedures to ensure the Board can function independently of management		The Wheaton Board of Directors has not appointed a Chairman who is other than the Chief Executive Officer for two main reasons. First, Wheaton’s business, the composition and make-up of the Wheaton Board of Directors and the background of Ian Telfer make it appropriate that the Chief Executive Officer of Wheaton chair the Wheaton Board of Directors. Second, the Wheaton Board of Directors believes that as a result of Wheaton’s size, growth and business, the role of the Chairman in setting the Wheaton Board of Directors agenda and ensuring that adequate and proper information is made available to the Wheaton Board of Directors, a critical element for effective corporate governance, is most effectively filled by someone who has intimate knowledge of Wheaton and its operations.

13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate		See Item 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the corporation’s expense		Each committee of the Wheaton Board of Directors and, in appropriate circumstances and with the approval of the Wheaton Board of Directors, an individual director may engage outside advisors, independent of management, at the expense of Wheaton.